[Letterhead of Western Gas Equity Partners, LP]

November 28, 2012

Via EDGAR and Federal Express

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Gas Equity Partners, LP

Registration Statement on Form S-1

File No. 333-184763

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Western Gas Equity Partners, LP (the “Partnership”) hereby submits the proposed offering terms of its initial public offering (the “Offering”), including a bona fide price range pursuant to Item 503(b)(3) of Regulation S-K. These pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-184763 (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of November 28, 2012. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 17,250,000 common units representing limited partner interests in the Partnership. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Partnership’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering given recent market volatility as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement.

The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Securities and Exchange Commission

November 28, 2012

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

By:	/s/ David P. Oelman
David P. Oelman

Enclosures

cc:	Lisa Sellars (Commission)

Jennifer Thompson (Commission)

Scott Anderegg (Commission)

Catherine Brown (Commission)

Alan Beck (Vinson & Elkins L.L.P.)

Donald R. Sinclair (Partnership)

Philip H. Peacock (Partnership)

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 28, 2012

PROSPECTUS

15,000,000 Common Units

Representing Limited Partner Interests

This is the initial public offering of the common units of Western Gas Equity Partners, LP. We are offering 15,000,000 common units. No public market currently exists for our common units. We have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol “WGP.” We currently estimate that the initial public offering price will be between $19.00 and $21.00 per common unit.

Investing in our common units involves risks. See “Risk Factors” beginning on page 22 of this prospectus. These risks include the following:

•

Our only cash-generating assets are our partnership interests in Western Gas Partners, LP (“WES”), and our cash flow is therefore completely dependent upon the ability of WES to make cash distributions to its partners.

•

WES’s general partner, with our consent but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive from WES, which may reduce cash distributions to you.

•	A reduction in WES’s distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

•

Our unitholders do not elect our general partner or vote on our general partner’s directors. In addition, upon completion of this offering, Anadarko will own a sufficient number of our common units to allow it to prevent the removal of our general partner.

•

WES’s general partner owes duties to WES’s unitholders that may conflict with our interests, including in connection with the terms of contractual agreements between us and WES; the determination of cash distributions to be made by WES; and the determination of whether WES should make acquisitions and on what terms. Additionally, our and WES’s partnership agreements contain modifications of state law fiduciary duty obligations which may limit an investor’s remedies.

•

Because WES is substantially dependent on Anadarko as its primary customer and ultimate owner of its general partner, any development that materially and adversely affects Anadarko’s operations, financial condition or market reputation could have a material and adverse impact on WES and us.

•

Because of the natural decline in production from existing wells, WES’s success depends on its ability to obtain new sources of natural gas, which is dependent on certain factors beyond its control. Any decrease in the volumes of natural gas that WES gathers, processes, treats and transports could adversely affect its business and operating results.

•

Our taxation as a flow-through entity depends on our status as a partnership for U.S. federal income tax purposes. Likewise, WES’s taxation as a flow-through entity depends on its status as a partnership for U.S. federal income tax purposes. If the IRS were to treat WES or us as a corporation for federal income tax purposes, then our cash available for distribution to you could be substantially reduced.

•

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

In addition, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Prospectus Summary—Emerging Growth Company Status” and “Risk Factors.”

	Per Common Unit	Total
Price to the public	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to Western Gas Equity Partners, LP (before expenses)	$	$

(1)	Excludes a structuring fee of an aggregate of $1.0 million payable to Barclays Capital Inc. and Citigroup Global Markets Inc. Please read “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to an additional 2,250,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 15,000,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Barclays, on behalf of the underwriters, expects to deliver the common units on or about                     , 2012.

Barclays	Citigroup
Deutsche Bank Securities	Morgan Stanley

Goldman, Sachs & Co.	RBC Capital Markets	UBS Investment Bank	Wells Fargo Securities

BMO Capital Markets	Global Hunter Securities	Janney Montgomery Scott	Ladenburg Thalmann & Co. Inc.	Tudor, Pickering, Holt & Co.

Prospectus dated                     , 2012

We own the general partner of Western Gas Partners, LP (WES), all of the incentive distribution rights in WES, and 46,570,413 WES common units.

WES’S MIDSTREAM ASSETS

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus, including the historical and pro forma financial statements and the notes to those financial statements, for a more complete understanding of this offering of common units. You should read “Risk Factors” for more information regarding risks you should consider before investing in our common units. Unless the context otherwise indicates, the information included in this prospectus assumes (i) that the underwriters do not exercise their over-allotment option, (ii) an initial public offering price of $20.00 per common unit (the midpoint of the range set forth on the cover page of the prospectus) and (iii) that we will use the net proceeds of this offering to purchase 5,997,174 WES (as defined below) common units and 122,391 WES general partner units, in each case, at a purchase price of $46.00 per unit.

Throughout this prospectus, when we use the terms “WGP,” “we,” “us,” “our” and “Western Gas Equity Partners, LP,” we are referring to Western Gas Equity Partners, LP in its individual capacity or to Western Gas Equity Partners, LP and its consolidated subsidiaries collectively, as the context requires. As used in this prospectus, (i) “our general partner” refers to Western Gas Equity Holdings, LLC, the general partner of Western Gas Equity Partners, LP; (ii) “WES” refers to Western Gas Partners, LP in its individual capacity or to Western Gas Partners, LP and its subsidiaries collectively, as the context requires; (iii) “WES GP” refers to Western Gas Holdings, LLC, our wholly owned subsidiary and the general partner of Western Gas Partners, LP; (iv) “Anadarko” refers to Anadarko Petroleum Corporation and its subsidiaries and affiliates, other than us, our general partner, WES GP, WES, and its subsidiaries as of the closing date of this offering; and (v) “Anadarko Petroleum Corporation” refers to Anadarko Petroleum Corporation excluding its subsidiaries and affiliates. We include a glossary of some of the terms used in this prospectus as Appendix B.

Western Gas Equity Partners, LP

We are a Delaware limited partnership formed to own three types of partnership interests in Western Gas Partners, LP, a publicly traded limited partnership (NYSE: WES). WES is a growth-oriented Delaware master limited partnership organized by Anadarko Petroleum Corporation (NYSE: APC) to own, operate, acquire and develop midstream energy assets. Our only cash-generating assets consist of our partnership interests in WES, which upon the completion of this offering will consist of the following:

•	2,080,302 WES general partner units, representing a 2.0% general partner interest in WES;

•

all of the incentive distribution rights in WES, which entitle us to receive increasing percentages, up to the maximum level of 48.0%, of any incremental cash distributed by WES as certain target distribution levels are reached in any quarter; and

•	46,570,413 WES common units, representing a 44.8% limited partner interest in WES.

We were formed in September 2012 upon the conversion of our predecessor, WGR Holdings, LLC, into a Delaware limited partnership. As of September 30, 2012, we owned 40,573,239 WES common units and, indirectly through our 100% membership interest in WES GP, 1,957,845 WES general partner units and all of the incentive distribution rights.

Based on WES’s anticipated fourth quarter cash distribution and our expected ownership of WES following this offering, we expect our initial quarterly cash distribution to be $0.165 per common unit, or $0.660 per common unit on an annualized basis. Our primary objective is to increase distributions to our unitholders over time through growth in the distributions payable with respect to our partnership interests in WES. To achieve this objective, we intend to actively monitor and support WES in the successful execution of its business strategy. In the future, we may facilitate WES’s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.

WES is required by its partnership agreement to distribute, and it has historically distributed within 45 days of the end of each quarter, all of its cash on hand at the end of each quarter, less reserves established by its general partner to provide for the proper conduct of its business or to provide funds for future distributions. Like WES, we are structured as a limited partnership and will distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner.

Our cash flows will consist of the cash distributions we receive with respect to the WES partnership interests we own. While we, like WES, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of WES. Most notably, (i) our general partner does not have an economic interest in us and is not entitled to receive any distributions from us and (ii) our capital structure does not include incentive distribution rights. Therefore, our distributions will be allocated exclusively to our common units.

Our ownership of WES’s incentive distribution rights entitles us to receive the following percentages of cash distributed by WES at the following target cash distribution levels:

•	13.0% of all incremental cash distributed in a quarter after $0.345 has been distributed in respect of each common unit and general partner unit of WES for that quarter;

•	23.0% of all incremental cash distributed in a quarter after $0.375 has been distributed in respect of each common unit and general partner unit of WES for that quarter; and

•	the maximum sharing level of 48.0% of all incremental cash distributed in a quarter after $0.450 has been distributed in respect of each common unit and general partner unit of WES for that quarter.

The cash distributions we receive from WES are tied to (i) WES’s per unit distribution level and (ii) the number of WES common units outstanding. An increase in either factor (assuming the other factor remains constant or increases) will generally result in an increase in the amount of cash distributions we receive from WES. Since its initial public offering, WES has engaged in transactions that have resulted in significant increases in both its per unit distribution level and outstanding equity capitalization, and we expect WES to engage in similar transactions in the future. WES has increased its quarterly cash distribution from $0.30 per common unit, or $1.20 on an annualized basis, for the quarter ended June 30, 2008, to $0.50 per common unit, or $2.00 on an annualized basis, for the quarter ended September 30, 2012. During the same period, WES issued a total of 42.9 million common units.

Our discussion of WES Adjusted EBITDA for the year ending December 31, 2013, included elsewhere in this prospectus, assumes a WES quarterly distribution of $0.52 per unit, because based on WES’s fourth quarter operating results to date, the management of WES GP has informed us that it plans to recommend that the WES GP board of directors approve an increase in WES’s distribution with respect to the fourth quarter of 2012 to $0.52 per WES common unit. This distribution increase for the fourth quarter of 2012 has not been submitted to, or approved by, the board of directors of WES GP and is therefore subject to change.

Based on WES’s ownership structure after giving effect to our acquisition of WES common units and general partner units in connection with the closing of this offering as described under “Use of Proceeds,” WES’s anticipated fourth quarter 2012 distribution of $0.52 per common unit will result in a quarterly distribution to us of $35.2 million, or approximately $140.6 million on an annualized basis, consisting of (i) $24.2 million from distributions on our WES common units, (ii) $1.3 million from distributions on our WES general partner units and (iii) $9.7 million from distributions on the incentive distribution rights. We are currently receiving distributions at the highest level on the incentive distribution rights and therefore will receive 48.0% of the cash that WES distributes in excess of $0.450 per common unit, if any. As a result, the cash distributions we receive from WES with respect to the incentive distribution rights will increase more rapidly than those with respect to our WES common and general partner units.

The following two graphs illustrate (i) the historical growth in WES’s distributions on its common units and the corresponding historical growth in quarterly distributions to WES GP, including pursuant to the 2.0% general partner interest and the incentive distribution rights, and (ii) the historical growth in WES’s distributions on a per unit annualized basis, each beginning with WES’s quarterly distribution paid with respect to the second quarter of 2008 and continuing through the anticipated distribution with respect to the fourth quarter of 2012. As described above, the increases in WES’s aggregate cash distributions over time have resulted from increases in WES’s per unit quarterly distribution and equity capitalization over time.

Quarterly Cash Distributions by WES

(1)	Represents the prorated distribution for the period beginning with the closing of WES’s initial public offering on May 14, 2008 and ending on June 30, 2008.
(2)	Represents the distribution that WES management expects to recommend to the WES GP board of directors with respect to the fourth quarter of 2012 and gives effect to the purchase of WES common units and general partner units with the net proceeds of this offering.
(3)	Includes distributions on subordinated units prior to their conversion to common units in August 2011.

Hypothetical Annualized WES Distributions to Us (1)

(1)	Assumes WES GP does not exercise its right to limit or modify incentive distributions. Please read “Risk Factors—Risks Inherent in an Investment in Us—WES GP, with our consent but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive from WES, which may reduce cash distributions to you.”
(2)	Represents the distribution that WES management expects to recommend to the WES GP board of directors with respect to the fourth quarter of 2012.

The impact on us of changes in WES’s per unit cash distribution levels will vary depending on several factors, including the number of WES’s outstanding common units on the record date for cash distributions and the impact of the incentive distribution rights structure. In addition, the level of cash distributions we receive may be affected by risks associated with the underlying business of WES. Please read “Risk Factors.”

We expect to make an initial quarterly cash distribution of $0.165 per common unit, or $0.660 on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including reimbursements to our general partner. If WES is successful in implementing its business strategy and increasing distributions to its partners, we generally would expect to increase distributions to our unitholders, although the timing and amount of any such increase in our distributions will not necessarily correlate to any increase in WES’s distributions. However, we cannot assure you that any distributions will be declared or paid. The common units offered hereby are not entitled to arrearages in distributions. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Western Gas Partners, LP

Western Gas Partners, LP (NYSE: WES) is a growth-oriented Delaware master limited partnership formed by Anadarko to own, operate, acquire and develop midstream energy assets. WES’s assets are located in East, West and South Texas, the Rocky Mountains (Colorado, Utah and Wyoming) and the Mid-Continent (Kansas and Oklahoma), and WES is engaged in the business of gathering, processing, compressing, treating and transporting natural gas, condensate, natural gas liquids (“NGLs”) and crude oil for Anadarko, as well as third-party producers and customers. Approximately two-thirds of WES’s services are provided under long-term contracts with fee-based rates with the remainder provided under percent-of-proceeds and keep-whole contracts. A substantial majority of the commodity price risk associated with the percent-of-proceeds and keep-whole contracts is hedged under commodity price swap agreements with Anadarko. WES’s only commodity price risk that is not hedged is associated with the non-fee-based agreements that were acquired with the purchase of the Platte Valley system, which represented less than 5% of WES’s gross margin for the twelve months ended September 30, 2012. A substantial part of WES’s business is conducted under long-term contracts with Anadarko that typically have a minimum term of ten years from the date of execution. None of WES’s material gathering and processing contracts with Anadarko expires before December 30, 2017, and, as of September 30, 2012, the volume weighted-average remaining life of all of such contracts with Anadarko was 7.7 years. WES currently has over 700 third-party gathering and processing contracts with over 200 customers, with no third-party customer representing more than 10% of WES’s revenues. The largest third-party customer, which represents approximately 6% of WES’s revenues, has entered into a “life of lease” contract with WES, meaning that the contract remains in effect until the customer ceases production from the leases that are dedicated under this contract.

As of September 30, 2012, WES’s assets consisted of thirteen gathering systems, seven natural gas treating facilities, ten natural gas processing facilities, two NGL pipelines, one interstate natural gas pipeline that is regulated by the Federal Energy Regulatory Commission (“FERC”), one intrastate natural gas pipeline and interests in two natural gas gathering systems and a crude oil pipeline. For a detailed description of WES’s assets, please read “Business—Our and WES’s Assets.”

•	Our ability to meet our financial needs may be adversely affected by our cash distribution policy and our lack of operational assets.

•	A reduction in WES’s distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

•

If distributions on our common units are not paid with respect to any fiscal quarter, including our expected initial quarterly distribution, our unitholders will generally not be entitled to receive such payments in the future.

•	Our and WES’s cash distribution policies limit our respective abilities to grow.

•	The terms of any debt that we may incur may limit the distributions that we can pay to our unitholders.

•

Our unitholders do not elect our general partner or vote on our general partner’s directors. In addition, upon completion of this offering, Anadarko will own a sufficient number of our common units to allow it to prevent the removal of our general partner.

•	You will experience immediate and substantial dilution of $11.22 per common unit in the net tangible book value of your common units.

Risks Related to Conflicts of Interest

•	WES GP owes duties to WES’s unitholders that may conflict with our interests.

•

Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner has limited its state law fiduciary duties to us and our unitholders, which may permit it to favor its own interests to the detriment of us and our unitholders.

•	The duties of our general partner’s officers and directors may conflict with their duties as officers and directors of WES GP.

•	Anadarko may compete with us or WES, which could adversely affect our or WES’s ability to grow and our or WES’s results of operations and cash available for distribution.

•	Our partnership agreement replaces our general partner’s fiduciary duties to our unitholders.

Risks Inherent in WES’s Business

•

WES is dependent on Anadarko for a substantial majority of the natural gas that it gathers, treats, processes and transports. A material reduction in Anadarko’s production that is gathered, treated, processed or transported by WES would result in a material decline in WES’s revenues and cash available for distribution.

•

Because WES is substantially dependent on Anadarko as its primary customer and the ultimate owner of its general partner, any development that materially and adversely affects Anadarko’s operations, financial condition or market reputation could have a material and adverse impact on WES and us. Material adverse changes at Anadarko could restrict WES’s or our access to capital, make it more expensive to access the capital markets or increase the costs of WES’s or our borrowings.

•

Because of the natural decline in production from existing wells, WES’s success depends on its ability to obtain new sources of natural gas, which is dependent on certain factors beyond WES’s control. Any decrease in the volumes of natural gas that WES gathers, processes, treats and transports could adversely affect its business and operating results.

•	Lower natural gas, NGL or oil prices could adversely affect WES’s business.

•

WES’s strategies to reduce its exposure to changes in commodity prices may fail to protect WES and could negatively impact its financial condition, thereby reducing its cash flows and ability to make distributions to partners, including us.

•

If Anadarko were to limit transfers of midstream assets to WES or if WES were to be unable to make acquisitions on economically acceptable terms from Anadarko or third parties, WES’s future growth would be limited. In addition, any acquisitions WES makes may reduce, rather than increase, its cash generated from operations on a per-unit basis.

Tax Risks to Our Common Unitholders

•

Our taxation as a flow-through entity depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. Likewise, WES’s taxation as a flow-through entity depends on its status as a partnership for U.S. federal income tax purposes, as well as WES’s not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat WES or us as a corporation for federal income tax purposes or either WES or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

•

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Our Structure

The chart on page 17 depicts our organization and ownership structure after giving effect to this offering and the related transactions. Upon the consummation of this offering:

•	our general partner, Western Gas Equity Holdings, LLC, which is a wholly owned subsidiary of Anadarko, will own a non-economic general partner interest in us;

•	our public unitholders will own 15,000,000 common units, representing a 7.2% limited partner interest in us;

•	Anadarko will own 193,531,973 common units, representing a 92.8% limited partner interest in us;

•	we will own 46,570,413 WES common units, representing a 44.8% limited partner interest in WES;

•

we will own a 100% membership interest in WES GP, which serves as WES’s general partner and will own 2,080,302 WES general partner units, representing a 2.0% general partner interest in WES, and all of the incentive distribution rights in WES; and

•	we expect that our $30.0 million working capital facility with Anadarko as the lender that we entered into on November 1, 2012 will be undrawn at such time.

An increase in the public offering price per common unit above the assumed initial offering price of $20.00 (the midpoint of the price range set forth on the cover page of this prospectus) would increase the proceeds of the offering and therefore the number of common and general partner units we purchase from WES, increasing our equity ownership in WES and the distributions we will receive from WES. Because these additional WES units would increase our value, we would also increase the number of WGP common units issued to Anadarko in connection with this offering. Specifically, we would increase the number of WGP common units issued to Anadarko in an amount equal to the increase in the annualized WES distributions expected to be received on the additional WES units and the corresponding increase in incentive distributions, each based on the anticipated WES distribution for the fourth quarter of 2012 divided by our annualized initial quarterly distribution. For example, a $1.00 increase in our public offering price would result in incremental net proceeds to us of $14.3 million, which would allow us to purchase 303,587 and 6,196 additional common and general partner units in WES, respectively, and provide $0.8 million in additional expected annual cash distributions to us. Based on this increase, we would issue 1,154,247 additional WGP common units to Anadarko, and therefore our per unit available cash would not change.

Likewise, an increase in the number of common units sold in this offering would increase the proceeds of the offering and therefore the number of common and general partner units we purchase from WES, and as a result, the number of WGP common units issued to Anadarko in connection with this offering. Specifically, we would increase the number of WGP common units issued to Anadarko in an amount equal to the increase in the current WES distributions expected to be received on the additional WES units and the corresponding increase in incentive distributions, each based on the anticipated WES distribution for the fourth quarter of 2012 less the distributions payable by us on the additional WGP common units, divided by our annualized initial quarterly distribution. For example, an increase of 1,000,000 WGP common units issued to the public at our assumed midpoint public offering price of $20.00 per common unit would result in incremental net proceeds to us of $19.0 million, which would allow us to purchase 404,783 and 8,261 additional common and general partner units in WES, respectively, and provide $1.0 million in additional expected annual cash distributions to us. Based on this increase, we would issue 538,996 additional WGP common units to Anadarko, and therefore our per unit available cash would not change.

If we receive net proceeds from this offering of less than $281.5 million, we will be unable to purchase the aggregate number of WES common units and general partner units that we have assumed in the forecast of our estimated available cash for the year ending December 31, 2013, presented in “Our Cash Distribution Policy and Restrictions on Distributions.” In such instance, our estimated available cash for the year ending December 31, 2013 would decrease by an amount equal to the aggregate annualized distributions associated with the WES common and general partner units that we were unable to purchase.

In the event that (i) we purchase less than the aggregate number of WES common units and general partner units assumed in “Our Cash Distribution Policy and Restrictions on Distributions” and (ii) we do not have sufficient available cash to distribute our initial quarterly distribution to all of our common unitholders (including Anadarko) in any quarter during the forecast period, Anadarko will agree to forgo a portion of the distribution in such quarter on the common units that it receives in this offering in an amount equal to the lesser of (i) the amount sufficient to permit unitholders other than Anadarko to receive the full initial quarterly distribution in such quarter and (ii) the amount of incremental available cash of WES that our general partner determines would have been distributed to us for such quarter had we purchased (and had there been outstanding) the aggregate number of WES common units and general partner units that we have assumed in “Our Cash Distribution Policy and Restrictions on Distributions.” Anadarko will agree to forgo such distributions, as applicable, until the first completed quarter in which our available cash is sufficient to pay the full initial quarterly distribution on all of our outstanding common units. The agreement of Anadarko to forego such portions of its distributions does not guarantee that holders of common units will receive a distribution at the initial distribution rate for any quarter in the forecast period. Furthermore, the holders of common units will not be entitled to arrearages with respect to distributions during the forecast period. If in any quarter subsequent to Anadarko foregoing a distribution we have available cash in excess of the amount required to pay our initial quarterly distribution on all of our common units (including those held by Anadarko), we will distribute to Anadarko the lesser of (i) the amount by which available cash exceeds the available cash required to pay our initial quarterly distribution on all of our common units (including those held by Anadarko) and (ii) the amount of distributions forgone by Anadarko that have not yet been repaid.

Western Gas Equity Partners, LP

Ownership and Organizational Chart After This Offering

(1)	WES’s joint venture interests consist of a 75% interest in Chipeta Processing LLC (“Chipeta”), a 22% interest in Rendezvous Gas Services, L.L.C. (“Rendezvous”), a 14.81% interest in Fort Union Gas Gathering, L.L.C. (“Fort Union”) and a 10% interest in White Cliffs.

The Offering

Common units offered to the public	15,000,000 common units, or 17,250,000 common units if the underwriters exercise their over-allotment option in full.

Common units outstanding after this offering	208,531,973 common units, or 211,994,713 common units (including an additional 1,212,740 common units that would be issued to Anadarko, as described above under “—Our Structure”) if the underwriters exercise their over-allotment option in full.

Use of proceeds	We expect to receive net proceeds of approximately $281.5 million from the sale of our common units, after deducting underwriting discounts, the structuring fee and offering expenses. We will use the net proceeds from this offering as follows:

•	to purchase from WES 5,997,174 common units representing limited partner interests in WES for approximately $275.9 million; and

•

to make a capital contribution to WES on behalf of WES GP of approximately $5.6 million in exchange for 122,391 WES general partner units in order to maintain WES GP’s 2.0% general partner interest in WES.

We will use any net proceeds from the exercise of the underwriters’ over-allotment option to purchase from WES additional common units and a corresponding number of general partner units.

The foregoing assumes (i) an initial public offering price for our common units of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (ii) a purchase price of $46.00 per WES unit. WES will use the proceeds from the issuance and sale to us of WES units for general partnership purposes. Please read “—Our Structure” for a discussion of the impact on our equity capitalization of a change in the public offering price of our common units or the number of common units sold in this offering.

Cash distributions	We expect to make an initial quarterly cash distribution of $0.165 per common unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

We will pay our unitholders a prorated distribution for the first quarter that we are a publicly traded partnership. This distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. Therefore, assuming that we become a publicly traded partnership after September 30, 2012 and before December 31, 2012, we will pay you a prorated distribution based on the number of days in the period from the closing date of this offering to and including December 31, 2012. We expect to pay this cash distribution on or about February 25, 2013. However, we can provide no assurance that we will declare or pay distributions. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Issuance of additional securities	We can issue an unlimited number of additional limited partner interests and other equity securities without the consent of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement of Western Gas Equity Partners, LP—Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or continuing basis. Our general partner may not be removed except by a vote of the holders of at least 80% of the outstanding common units voting together as a single class, including any limited partner units owned by our general partner and its affiliates, including Anadarko. Upon consummation of this offering, Anadarko will own an aggregate of 92.8% of our common units. This will give Anadarko the ability to prevent the involuntary removal of our general partner. Please read “The Partnership Agreement of Western Gas Equity Partners, LP—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 95% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price that is not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2014, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 30% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $0.660 per common unit, we estimate that your average allocable federal taxable income per year will be no more than $0.198 per unit. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” and “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

Material tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Exchange listing	We have been approved to list our common units, subject to official notice of issuance, on the NYSE under the symbol “WGP.”

Summary Historical and Pro Forma

Financial and Operating Data

The following table shows our summary historical and pro forma financial and operating data, in each case for the periods and as of the dates indicated. The summary historical consolidated statements of income and cash flow data for the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2010 and 2011 are derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of December 31, 2009 is derived from our unaudited historical consolidated financial statements not included in this prospectus. The summary historical consolidated statements of income and cash flow data for the nine months ended September 30, 2011 and 2012 and the balance sheet data as of September 30, 2012 are derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus. Our financial statements consolidate WES and its general partner, WES GP, which is our wholly owned subsidiary. This financial information is an integral part of, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this prospectus, “Selected Historical and Pro Forma Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have no separate operating activities apart from those conducted by WES, and our cash flows consist of distributions from WES on the partnership interests we own. Accordingly, the summary historical consolidated financial data set forth in the following table primarily reflect the operating activities and results of operations of WES. Since we own and control WES GP, we reflect our ownership interest in WES on a consolidated basis, which means that our financial results are combined with those of WES and WES GP.

The unaudited pro forma financial data below has been prepared as if certain transactions to be effected at the closing of this offering had taken place on September 30, 2012, in the case of the pro forma balance sheet, and on January 1, 2011, in the case of the pro forma statements of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012. These transactions include:

•

the receipt of net proceeds of $281.5 million, after deducting underwriting discounts, the structuring fee and offering expenses, from the issuance and sale of 15,000,000 common units at an assumed initial offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus);

•

the use of the net proceeds from this offering to purchase 5,997,174 WES common units and to make a capital contribution to WES on behalf of WES GP in exchange for 122,391 WES general partner units in order to maintain WES GP’s 2.0% general partner interest in WES, as described in “Use of Proceeds”; and

•	WES’s use of the funds received from us for general partnership purposes.

For a description of all of the assumptions used in preparing the unaudited summary pro forma financial data, you should read the notes to our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The pro forma financial data should not be considered as indicative of the historical results we would have had or the future results that we will have after this offering.

	Historical					Pro Forma
						Year Ended December 31, 2011	Nine Months Ended September 30, 2012
	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(unaudited)			(unaudited)		(unaudited)
	(in thousands, except per unit and operating data)
Statement of Income Data:
Total revenues	$619,764	$663,274	$823,265	$608,068	$636,603	$823,265	$636,603
Costs and expenses (1)	392,808	394,276	502,168	366,556	400,991	502,168	400,991
Depreciation, amortization and impairments	90,692	91,010	111,904	78,413	81,270	111,904	81,270

Total operating expenses	483,500	485,286	614,072	444,969	482,261	614,072	482,261

Operating income	136,264	177,988	209,193	163,099	154,342	209,193	154,342
Interest income (expense), net	10,762	1,449	(1,785)	(2,746)	(17,443)	(1,785)	(17,443)
Other income (expense), net	1,628	(538)	(44)	(895)	(287)	(44)	(287)
Income tax expense (2)	39,667	51,464	45,664	36,000	29,902	19,018	699

Net income	108,987	127,435	161,700	123,458	106,710	188,346	135,913
Net income attributable to WES public unitholders and other noncontrolling interests (3)	36,772	63,495	86,057	64,016	71,258	86,057	71,258

Net income attributable to Western Gas Equity Partners, LP	$72,215	$63,940	$75,643	$59,442	$35,452	$102,289	$64,655
Pro forma net income per WGP common unit							$0.31

Balance Sheet Data (at period end):
Net, property, plant and equipment	$1,714,006	$1,753,762	$2,052,224		$2,342,923		$2,342,923
Total assets	2,246,321	2,263,094	2,837,626		2,953,944		3,235,444
Total long-term liabilities	785,952	1,021,737	1,258,450		1,537,447		1,264,148
Total equity and partners’ capital	1,408,882	1,182,658	1,466,954		1,141,610		1,971,296

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$186,422	$221,331	$273,222	$201,484	$197,089
Investing activities	(223,128)	(885,507)	(472,951)	(405,241)	(864,263)
Financing activities	70,616	621,266	399,214	428,140	488,109
Capital expenditures	121,295	138,000	142,946	78,573	258,916

Operating Data (volumes in MMcf/d):
Gathering, treating and transportation throughput (4)	1,229	1,181	1,321	1,327	1,255
Processing throughput (5)	808	815	962	940	1,182
Equity investment throughput (6)	225	228	198	191	236

Total throughput	2,262	2,224	2,481	2,458	2,673
Throughput attributable to noncontrolling interests	180	197	242	237	254

Throughput attributable to Western Gas Equity Partners, LP	2,082	2,027	2,239	2,221	2,419

(1)	Pro forma costs and expenses do not give effect to estimated annual incremental general and administrative expenses of approximately $3.0 million that we expect we will incur as a result of being a publicly traded partnership.
(2)	Prior to our conversion in September 2012 to a limited partnership, we were a single-member limited liability company, required to reflect our income tax expense and liability on a separate-return basis. Upon the completion of this offering, and similar to WES, we will be treated as a partnership for U.S. federal and state income tax purposes and therefore will not be subject to U.S. federal and state income taxes, except for the Texas margin tax.
(3)	Represents the publicly held common units of WES and WES’s noncontrolling interests in Chipeta that were held by Anadarko and a third-party member. Effective August 1, 2012, WES acquired Anadarko’s remaining interest in Chipeta, accounted for on a prospective basis.
(4)	Excludes average NGL pipeline volumes from the Chipeta assets of 11 MBbls/d, 14 MBbls/d, 24 MBbls/d, 23 MBbls/d, and 25 MBbls/d for the years ended December 31, 2009, 2010, 2011 and the nine months ended September 30, 2011 and 2012, respectively.
(5)	Consists of 100% of Chipeta, Granger, Hilight and Red Desert complex volumes and 50% of Newcastle system volumes for all periods presented, as well as throughput beginning March 2011 attributable to the Platte Valley system.
(6)	Represents WES’s 14.81% share of Fort Union and 22% share of Rendezvous gross volumes, and excludes WES’s 10% share of average White Cliffs pipeline volumes consisting of 3 MBbls/d, 4 MBbls/d, 3 MBbls/d and 6 MBbls/d for the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2011 and 2012, respectively. WES’s 10% share of White Cliffs volumes for 2009 was not material.

making any distributions to our unitholders, we will reimburse our general partner and its affiliates for all direct and indirect expenses incurred by them on our behalf. Our general partner will determine the amount of these reimbursed expenses. The reimbursement of these expenses could adversely affect the amount of distributions we make to our unitholders. We cannot guarantee that in the future we will be able to pay distributions or that any distributions WES does pay to us will allow us to pay distributions at or above our estimated initial quarterly distribution of $0.165 per common unit. The actual amount of cash that is available for distribution to our unitholders will depend on numerous factors, many of which are beyond our control or the control of our general partner.

Our rate of growth may be reduced to the extent we purchase additional WES common units, which will reduce the percentage of our cash flow that we receive from the incentive distribution rights.

Our business strategy includes supporting the growth of WES through the use of our capital resources, including by purchasing WES common units or lending funds to WES to finance acquisitions or internal growth projects. To the extent we purchase common units, or securities not entitled to a current distribution from WES, the rate of our distribution growth may be reduced, at least in the short term, because a smaller percentage of our cash distributions will come from our ownership of the WES incentive distribution rights, the distributions on which increase at a faster rate than those of the other securities we hold. Our purchase of WES common units with the net proceeds of this offering will reduce the percentage of the cash flow we anticipate receiving from WES that is attributable to our ownership of incentive distribution rights from 29.0% with respect to the fourth quarter of 2012 (assuming a $0.52 per unit distribution) to 27.5% upon the completion of the offering (or 27.3% assuming the underwriters exercise their over-allotment option in full). If the aggregate size of this offering were to increase, we would use the incremental net proceeds to purchase additional WES common units and general partner units in the manner described under “Prospectus Summary—Our Structure.”

Our ability to meet our financial needs may be adversely affected by our cash distribution policy and our lack of operational assets.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash quarterly. Our only cash-generating assets are partnership interests in WES, and we currently have no independent operations separate from those of WES. Moreover, as discussed below, a reduction in WES’s distributions will disproportionately affect the amount of cash distributions we receive. Given that our cash distribution policy is to distribute available cash and not retain it and that our only cash-generating assets are partnership interests in WES, we may not have enough cash to meet our needs if any of the following events occur:

•	an increase in our operating expenses;

•	an increase in our general and administrative expenses;

•	an increase in our working capital requirements; or

•	an increase in the cash needs of WES or its subsidiaries that reduces WES’s distributions.

A reduction in WES’s distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

Our indirect ownership of all the incentive distribution rights in WES entitles us to receive specified percentages of total cash distributions made by WES with respect to any particular quarter only in the event that WES distributes more than $0.345 per unit for such quarter. As a result, the holders of WES’s common units have a priority over us to cash distributions by WES up to and including $0.345 per unit for any quarter.

Because we are currently participating at the 48.0% level on the incentive distribution rights, future growth in distributions paid by WES will not result in an increase in our share of incremental cash distributed by WES. Furthermore, a decrease in the amount of distributions by WES to less than $0.450 per unit per quarter would reduce our percentage of the incremental cash distributions above $0.375 per common unit per quarter from

48.0% to 23.0%, and a decrease in the amount of distributions by WES to levels below the other established target distribution levels would similarly reduce our percentage of the incremental cash distributions from WES. As a result, any reduction in quarterly cash distributions from WES would have the effect of disproportionately reducing the amount of all distributions that we receive from WES based on our indirect ownership of the incentive distribution rights in WES as compared to cash distributions we receive from WES with respect to our indirect 2.0% general partner interest in WES and our WES common units.

If distributions on our common units are not paid with respect to any fiscal quarter, including our expected initial quarterly distribution, our unitholders will generally not be entitled to receive such payments in the future.

Our distributions to our unitholders will generally not be cumulative. Consequently, if distributions on our common units are not paid with respect to any fiscal quarter, including our expected initial quarterly distribution, our unitholders will generally not be entitled to receive such payments in the future. However, in the event we receive proceeds in this offering less than the assumed net proceeds of $281.5 million, and as a result we purchase fewer WES common and general partner units, Anadarko will agree to forgo certain distributions (subject to future reimbursement). Please read “Prospectus Summary—Our Structure.” The agreement of Anadarko to forego portions of its distributions during the forecast period as described in “Prospectus Summary—Our Structure” does not guarantee that holders of common units will receive the expected initial quarterly distribution for any quarter in the forecast period. Furthermore, the holders of common units will not be entitled to arrearages with respect to distributions during the forecast period.

Our and WES’s cash distribution policies limit our respective abilities to grow.

Because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. In fact, our growth will initially be completely dependent upon WES’s ability to increase its quarterly distribution per unit because currently our only cash-generating assets are partnership interests in WES. If we issue additional units or incur debt, including under our working capital facility, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

In addition, consistent with the terms of its partnership agreement, WES distributes to its partners all of its available cash each quarter. To the extent WES does not have sufficient cash reserves or is unable to finance growth externally, its cash distribution policy will significantly impair its ability to grow. Further, to the extent WES issues additional units in connection with any acquisitions or expansion capital projects, the payment of distributions on those additional units may increase the risk that WES will be unable to maintain or increase its per unit distribution level, which in turn may impact the available cash that we have to distribute to our unitholders. The incurrence of additional debt to finance its growth strategy would result in increased interest expense to WES, which in turn may reduce the available cash that we have to distribute to our unitholders.

The debt that we incur may limit the distributions that we can pay to our unitholders.

Our payment of principal and interest on any future indebtedness, including under our working capital facility, will reduce our cash available for distribution to our unitholders. We anticipate that any additional credit facility we enter into in the future would limit our ability to pay distributions to our unitholders during an event of default or if an event of default would result from the distributions.

In addition, any future indebtedness may adversely affect our ability to obtain additional financing for future operations or capital needs, limit our ability to pursue other business opportunities, or make our results of operations more susceptible to adverse economic or operating conditions.

Our unitholders do not elect our general partner or vote on our general partner’s directors. In addition, upon completion of this offering, Anadarko will own a sufficient number of our common units to allow it to prevent the removal of our general partner.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders do not have the ability to elect our general partner or the members of our general partner’s board of directors and will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis in the future. The members of our general partner’s board of directors, including the independent directors, are chosen by Anadarko, the sole member of our general partner. Furthermore, if our public unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner may not be removed except upon the vote of the holders of at least 80% of the outstanding common units. Because Anadarko will own more than 20% of our outstanding common units after this offering, our public unitholders will be unable to remove our general partner without Anadarko’s consent. Please read “The Partnership Agreement of Western Gas Equity Partners, LP—Withdrawal or Removal of the General Partner.”

As a result of these provisions, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price. Please read “The Partnership Agreement of Western Gas Equity Partners, LP—Meetings; Voting.”

You will experience immediate and substantial dilution of $11.22 per common unit in the net tangible book value of your common units.

The assumed initial public offering price of our common units is substantially higher than the pro forma net tangible book value per common unit of the common units to be outstanding immediately after the offering. If you purchase common units in this offering you will incur immediate and substantial dilution in the pro forma net tangible book value per common unit from the price you pay for the common units. Please read “Dilution.”

Our general partner may cause us to issue additional common units or other equity securities without your approval, which would dilute your ownership interests.

Our general partner may cause us to issue an unlimited number of additional common units or other equity securities, including securities that rank senior to the common units, without unitholder approval. The issuance of additional common units or other equity securities will have the following effects:

•	your proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each common unit may decrease;

•	the relative voting strength of each previously outstanding common unit may be diminished;

•	the ratio of taxable income to distributions may increase; and

•	the market price of the common units may decline.

Please read “The Partnership Agreement of Western Gas Equity Partners, LP—Issuance of Additional Securities.”

The general partner interest in us or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, Anadarko, the owner of our general partner, may transfer its ownership interest in our general partner to a third party, also without unitholder consent. Our new general partner or the new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner and to control the decisions taken by the board of directors and officers.

If WES’s unitholders remove WES GP, we would lose our general partner interest and incentive distribution rights in WES and the ability to manage WES.

We currently manage WES through WES GP, our wholly owned subsidiary. WES’s partnership agreement, however, gives unitholders of WES the right to remove the general partner of WES upon the affirmative vote of holders of 66 2/3% of WES’s outstanding units. If WES GP were to be removed as general partner of WES, it would receive cash or WES common units in exchange for its 2.0% general partner interest and the incentive distribution rights and would lose its ability to manage WES. While the WES common units or cash WES GP would receive are intended under the terms of WES’s partnership agreement to fully compensate it in the event such an exchange is required, the value of these WES common units or of the investments WES GP makes with the cash over time may not be equivalent to the value of the general partner interest and the incentive distribution rights had it retained them. Furthermore, the conversion of the incentive distribution rights into WES common units would disproportionately impact the amount of cash distributions to which we are entitled with respect to increases in WES distributions. Please read “The Partnership Agreement of Western Gas Partners, LP—Withdrawal or Removal of the General Partner.”

In addition, if WES GP is removed as general partner of WES, we would face an increased risk of being deemed an investment company under the Investment Company Act of 1940 (the “Investment Company Act”).

Our ability to sell our partnership interests in WES may be limited by securities law restrictions and liquidity constraints.

Upon completion of this offering and the application of the use of proceeds therefrom, we will own 46,570,413 common units of WES, all of which will be unregistered and restricted securities, within the meaning of Rule 144 under the Securities Act of 1933. Unless we exercise our registration rights with respect to these common units, we will be limited to selling into the market in any three-month period an amount of WES common units that does not exceed the greater of 1.0% of the total number of WES common units outstanding or the average weekly reported trading volume of the WES common units for the four calendar weeks prior to the sale. In addition, we face contractual limitations under WES’s partnership agreement on our ability to sell WES general partner units and the incentive distribution rights and the market for such interests is illiquid.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court were to determine that the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted participation in the “control” of our business. Additionally, the limitations on the liability of holders of limited partner interests for the liabilities of a limited partnership have not been clearly established in many jurisdictions.

Furthermore, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read “The Partnership Agreement of Western Gas Equity Partners, LP—Limited Liability” for a discussion of the implications of the limitations on liability to a unitholder.

If in the future we cease to manage and control WES, we may be deemed to be an investment company under the Investment Company Act.

If we cease to manage and control WES and are deemed to be an investment company under the Investment Company Act, we will either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our organizational structure or our contractual rights to fall outside the definition of an investment company. Registering as an investment company could, among other

The price of our common units may be volatile, and a trading market that will provide you with adequate liquidity may not develop.

Prior to this offering there has been no public market for our common units. An active market for our common units may not develop or may not be sustained after this offering. The initial public offering price of our common units will be determined by negotiations between us and the underwriters, based on several factors that we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price for our common units after this initial public offering. The market price of our common units could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may be unable to resell your common units at or above the initial public offering price. The following factors could affect our common unit price:

•	WES’s operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as EBITDA, distributable cash flow per unit, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation by the press or investment community;

•	sales of our common units by our unitholders;

•	announcements by WES or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, securities offerings or capital commitments;

•	general market conditions; and

•	domestic and international economic, legal and regulatory factors related to WES’s performance.

The equity markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common units. In addition, potential investors may be deterred from investing in our common units for various reasons, including the very limited number of publicly traded entities whose assets consist almost exclusively of partnership interests in a publicly traded partnership. The lack of liquidity may also contribute to significant fluctuations in the market price of our common units and limit the number of investors who are able to buy our common units.

Our common units and WES’s common units may not trade in relation or proportion to one another.

Our common units and WES’s common units may not trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and WES’s common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things:

•	WES’s cash distributions to its common unitholders have a priority over distributions on its incentive distribution rights;

•	we participate in the distributions on WES GP’s general partner interest and incentive distribution rights in WES while WES’s common unitholders do not; and

•	we may pursue business opportunities separate and apart from WES or any of its affiliates.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by Anadarko or other large holders.

After this offering, we will have 208,531,973 common units outstanding, or 211,994,713 common units if the underwriters exercise their over-allotment option. All of the 193,531,973 common units that are issued to Anadarko, representing 92.8% of our outstanding common units (assuming no exercise by the underwriters of their over-allotment option), will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters.

•	the determination of the amount of cash to be distributed to WES’s partners, including us, and the amount of cash to be reserved for the future conduct of WES’s business;

•	the determination of whether WES should make acquisitions and on what terms;

•

the determination of whether WES should use cash on hand, borrow or issue equity to raise cash to finance acquisitions or expansion capital projects, repay indebtedness, meet working capital needs, pay distributions or otherwise;

•	any decision we make in the future to engage in business activities independent of WES; and

•	the allocation of shared overhead expenses to WES and us.

Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner has limited its state law fiduciary duties to us and our unitholders, which may permit it to favor its own interests to the detriment of us and our unitholders.

Upon completion of this offering, Anadarko, the owner of our general partner, will own a 92.8% limited partner interest in us. Conflicts of interest may arise among our general partner and its affiliates (including Anadarko), on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•

our general partner is allowed to take into account the interests of parties other than us in resolving conflicts of interest, which has the effect of limiting its state law fiduciary duty to our unitholders;

•	our general partner determines whether or not we incur debt and that decision may affect our or WES’s credit ratings;

•

our general partner will have limited liability and fiduciary duties under our partnership agreement, which will restrict the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, our unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us;

•

our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves will affect the amount of cash available for distribution to our unitholders;

•

our general partner determines the amount and timing of capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us; and

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

Please read “Certain Relationships and Related Party Transactions—Our Relationship with WES and WES GP” and “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.”

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

In order to become a limited partner of our partnership, our unitholders are required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our general partner has a call right that may require you to sell your common units at an undesirable time or price.

If at any time more than 95% of our outstanding common units are owned by our general partner and its affiliates, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the remaining units held by unaffiliated persons at a price that is not less than the then-current market price of the common units. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, affiliates of our general partner will own 92.8% of our common units. For additional information about the call right, please read “The Partnership Agreement of Western Gas Equity Partners, LP—Limited Call Right.”

Our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without prior approval of our unitholders.

Our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without prior approval of our unitholders. If our general partner at any time were to decide to incur debt and secure its obligations or indebtedness by all or substantially all of our assets, and if our general partner were to be unable to satisfy such obligations or repay such indebtedness, the lenders could seek to foreclose on our assets. The lenders could also sell all or substantially all of our assets under such foreclosure or other realization upon those encumbrances without prior approval of our unitholders, which would adversely affect the price of our common units.

Risks Inherent in WES’s Business

WES is dependent on Anadarko for a substantial majority of the natural gas that it gathers, treats, processes and transports. A material reduction in Anadarko’s production that is gathered, treated, processed or transported by WES would result in a material decline in WES’s revenues and cash available for distribution.

WES relies on Anadarko for a substantial majority of the natural gas that it gathers, treats, processes and transports. Approximately 75% and 76% of WES’s total natural gas gathering, transportation and treating throughput (excluding equity investment throughput) during the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, was comprised of natural gas production owned or controlled by Anadarko. Approximately 64% and 59% of WES’s total processing throughput (excluding equity investment throughput) during the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, was attributable to natural gas production owned or controlled by Anadarko. Anadarko may suffer a decrease in production volumes in the areas serviced by WES and is under no contractual obligation to maintain its production volumes dedicated to WES pursuant to the terms of its applicable gathering agreements. The loss of a significant portion of production volumes supplied by Anadarko would result in a material decline in WES’s revenues and its cash available for distribution. In addition, Anadarko may reduce its drilling activity in WES’s areas of operation or determine that drilling activity in other areas of operation is strategically more attractive. A shift in Anadarko’s focus away from WES’s areas of operation could result in reduced throughput on its systems and a material decline in its revenues and cash available for distribution.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $281.5 million from the sale of our common units assuming an initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, the structuring fee and offering expenses. We will use the net proceeds from this offering as follows:

•	to purchase from WES 5,997,174 common units representing limited partner interests in WES for approximately $275.9 million; and

•

to make a capital contribution to WES on behalf of WES GP of approximately $5.6 million in exchange for 122,391 WES general partner units in order to maintain WES GP’s 2.0% general partner interest in WES.

We will use any net proceeds from the exercise of the underwriters’ over-allotment option to purchase from WES additional common units and a corresponding number of general partner units. The foregoing assumes a purchase price of $46.00 per WES common unit and general partner unit.

Please read “Prospectus Summary—Our Structure” for a discussion of the impact on our equity capitalization of a change in the public offering price of our common units or the number of common units sold in this offering.

CAPITALIZATION

The following table shows our cash and cash equivalents and our capitalization as of September 30, 2012:

•	on a consolidated historical basis; and

•	on a pro forma basis after giving effect to:

•

the sale of 15,000,000 common units in this offering and the application of the net proceeds to purchase WES common units and to make a capital contribution on behalf of WES GP to WES, as described in “Use of Proceeds;” and

•	the use of funds received from us by WES for general partnership purposes.

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2012
	Historical	Pro forma (1)
	(in millions)
Cash and cash equivalents	$47.5	$329.0

WES revolving credit facility (2)	$—	$—
WES 5.375% senior notes due 2021 (3)	494.5	494.5
WES 4.000% senior notes due 2022 (3)(4)	515.9	515.9

Total debt(5)	$1,010.4	$1,010.4

Equity:
Net investment by Anadarko	108.9	—
Common unitholders – public	—	281.5
Common unitholders – Anadarko	—	657.2
Noncontrolling interests	1,032.6	1,032.6

Total equity	1,141.5	1,971.3

Total capitalization	$2,151.9	$2,981.7

(1)	Please read “Prospectus Summary—Our Structure” for a discussion of the impact on our equity capitalization of a change in the public offering price of our common units or the number of common units sold in this offering.
(2)	As of November 26, 2012, there were no outstanding borrowings under the WES RCF.
(3)	Net of unamortized discount amount.
(4)	On October 18, 2012, WES completed an offering of an additional $150.0 million in aggregate principal amount of the 2022 Notes. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Credit Facilities.”
(5)	On November 1, 2012, we entered into a $30.0 million working capital facility with Anadarko as lender that we expect to be undrawn at the closing of this offering.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of September 30, 2012, after giving effect to the offering of common units at an assumed initial public offering price of $20.00 (the midpoint of the price range set forth on the cover page of this prospectus) and the application of the net proceeds as described in “Use of Proceeds,” and assuming the underwriters’ over-allotment option is not exercised, the net tangible book value of our assets would have been $1,831.3 million, or $8.78 per common unit. Net tangible book value excludes $140.0 million of net intangible assets. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Initial public offering price per common unit	$20.00
Less: Pro forma net tangible book value per common unit after the offering	8.78

Immediate dilution in tangible net book value per common unit to purchasers in the offering (1)	$11.22

(1)	If the initial public offering price were to increase or decrease by $1.00 per common unit, immediate dilution in net tangible book value per common unit would increase by $0.98 or decrease by $0.93, respectively.

The following table sets forth the number of common units that we will issue and the total consideration contributed to us by affiliates of our general partner and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units acquired		Total consideration
			(in thousands, except percentages)
	Number	Percent	Amount	Percent
General partner and affiliates (1)	193,531,973	92.8%	$3,870,639,460	92.8%
Purchasers in the offering	15,000,000	7.2%	$300,000,000	7.2%

Total	208,531,973	100.0%	$4,170,639,460	$100.0%

(1)	Upon consummation of this offering, our general partner and its affiliates, including Anadarko, will own an aggregate of 193,531,973 common units, representing a 92.8% limited partner interest in us.

also believe that any such modification is in the best interest of our partnership. Please read “Risk Factors—Risks Inherent in an Investment in Us—WES GP, with our consent but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive from WES, which may reduce cash distributions to you.”

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended by a vote of holders of a majority of our common units. At the closing of this offering, Anadarko will own our general partner and approximately 92.8% of our outstanding common units.

•

We may lack sufficient cash to pay distributions to our unitholders due to increases in our or WES’s operating or general and administrative expenses, principal and interest payments on debt, tax expenses, working capital requirements and anticipated cash needs of us or WES and its subsidiaries.

Our Cash Distribution Policy Limits Our Ability to Grow

As with most other publicly traded partnerships, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. Since our only cash-generating assets are our partnership interests in WES, our growth will be dependent upon WES’s ability to increase its quarterly cash distributions. If we issue additional common units or incur debt, including under our working capital facility, the payment of distributions on those additional common units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

WES’s Ability to Grow is Dependent on its Access to Expansion Capital

Consistent with the terms of its partnership agreement, WES distributes to its partners all of its available cash each quarter. As a result, it relies primarily upon external financing sources, including borrowings under the WES RCF and the issuance of debt and equity securities, to fund its acquisitions and expansion capital expenditures. Accordingly, to the extent WES is unable to finance growth externally, its ability to grow will likely be impaired. To the extent WES issues additional common units and maintains or increases its distribution level per unit, the available cash that we have to distribute to our unitholders should generally increase. However, if WES issues additional common units and is unable to maintain its distribution level, the cash that we have to distribute to our unitholders should generally decrease. In addition, the incurrence of additional debt to finance WES’s growth strategy would result in increased interest expense to WES, which in turn may impact its distributions to us and the available cash that we have to distribute to our unitholders.

Our Initial Quarterly Distribution

Upon completion of this offering, we expect to pay an initial quarterly distribution of $0.165 per common unit, or $0.660 per common unit on an annualized basis. This equates to an aggregate cash distribution of approximately $34.4 million per quarter (approximately $137.6 million on an annualized basis) based on the number of common units expected to be outstanding immediately after the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, or approximately $35.0 million per quarter (approximately $139.9 million on an annualized basis) if the underwriters exercise their over-allotment option in full.

Any distributions received by us from WES related to periods prior to the closing of this offering will be distributed entirely to Anadarko or its affiliates. We will pay a prorated cash distribution for the first quarter that we are a publicly traded partnership. This cash distribution will be based on the number of days in the period beginning on the closing date of this offering and ending on December 31, 2012. We expect to pay this cash distribution in February 2013. However, we can provide no assurance that any distributions will be declared or paid by us. See “Risk Factors—Risks Inherent in an Investment in Us—In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.” We will pay our cash distributions within 55 days after the end of each fiscal quarter to holders of record on or about the first of the month in which the distribution is paid.

The following table sets forth the number of common units expected to be outstanding upon the completion of this offering (assuming no exercise and full exercise of the underwriters’ over-allotment option) and the aggregate cash distributions payable on these common units during the first four full quarters following the completion of this offering at our initial quarterly distribution of $0.165 per common unit, or $0.660 per common unit on an annualized basis.

	No Exercise of the Underwriters’ Over- Allotment Option			Full Exercise of the Underwriters’ Over- Allotment Option
		Distributions			Distributions
	Number of Units	One Quarter	Four Quarters	Number of Units	One Quarter	Four Quarters
Publicly held common units	15,000,000	$2,475,000	$9,900,000	17,250,000	$2,846,250	$11,385,000
Common units held by Anadarko	193,531,973	31,932,776	127,731,102	194,744,713	32,132,878	128,531,511

Total	208,531,973	$34,407,776	$137,631,102	211,994,713	$34,979,128	$139,916,511

Our cash distributions will generally not be cumulative. Consequently, if we do not pay the initial quarterly distribution on our common units with respect to any fiscal quarter, our unitholders generally will not be entitled to receive such payments in the future. However, in the event we receive proceeds in this offering less than the assumed net proceeds of $281.5 million, and as a result we purchase fewer WES common and general partner units, Anadarko will agree to forgo certain distributions (subject to future reimbursement) for the benefit of the other holders of common units. Please read “Prospectus Summary—Our Structure.”

Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Generally, our available cash is the sum of our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of a quarter. Our general partner may establish reserves to, among other things:

•	satisfy general, administrative and other expenses and any debt service requirements;

•	provide for the proper conduct of our business;

•	permit WES GP to make capital contributions to WES to maintain its 2.0% general partner interest upon the issuance of partnership securities by WES;

•	comply with applicable law, any of our future debt instruments or other agreements, if any; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters.

Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner, including a determination with respect to establishing cash reserves, must be made in good faith, and that any such determination will not be the subject of any other standard imposed by our partnership agreement, the Delaware Act or any other law, rule or regulation applicable to us or at equity. Our partnership agreement also provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests.

WES’s Cash Distribution Policy

Like us, WES has adopted a cash distribution policy that requires it to distribute all of its available cash to its partners on a quarterly basis. Under WES’s partnership agreement, available cash is generally defined to mean the sum of its (i) cash on hand at the end of a quarter after the payment of its expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of a quarter. WES GP may establish cash reserves to, among other things:

•	satisfy general, administrative and other expenses and any debt service requirements;

•	provide for the proper conduct of its business;

•	comply with applicable law, any of its debt instruments or other agreements, if any; or

•	provide funds for distributions to its unitholders for any one or more of the next four quarters.

WES makes its quarterly distributions from cash generated from its operations, and those distributions have grown over time as its business has grown, primarily as a result of numerous acquisitions and organic expansion projects that have been funded through external financing sources and cash from operations.

WES has an established record of paying quarterly cash distributions to its partners. The following table sets forth, for the periods indicated, the per unit amount and payment date of the cash distributions paid by WES since the first quarter of 2009. WES’s cash distributions to its partners are generally paid within 45 days after the end of each quarter.

	Cash Distribution History
	Per Unit	Payment Date
2009
1st Quarter	$0.300	May 2009
2nd Quarter	$0.310	August 2009
3rd Quarter	$0.320	November 2009
4th Quarter	$0.330	February 2010

2010
1st Quarter	$0.340	May 2010
2nd Quarter	$0.350	August 2010
3rd Quarter	$0.370	November 2010
4th Quarter	$0.380	February 2011

2011
1st Quarter	$0.390	May 2011
2nd Quarter	$0.405	August 2011
3rd Quarter	$0.420	November 2011
4th Quarter	$0.440	February 2012

2012
1st Quarter	$0.460	May 2012
2nd Quarter	$0.480	August 2012
3rd Quarter	$0.50	November 2012
4th Quarter	$0.52	(1)

(1)	Represents the distribution that WES management expects to recommend to the WES GP board of directors with respect to the fourth quarter of 2012.

In the sections that follow, we present the basis for our belief that we will be able to pay our aggregate annualized initial quarterly distribution for the year ending December 31, 2013. In those sections, we present two tables, consisting of:

•

“Western Gas Equity Partners, LP Unaudited Pro Forma Available Cash,” in which we present the amount of available cash we would have had on a pro forma basis for the year ended December 31, 2011 and the twelve months ended September 30, 2012, giving pro forma effect to:

•	WES’s anticipated quarterly cash distribution of $0.52 per unit (which is the distribution that we expect WES will pay with respect to the fourth quarter of 2012);

•	interest expense based on WES’s debt balance as of September 30, 2012 as reflected in the pro forma cash interest expense in the table and notes below; and

•	the issuance of WES common units and general partner units in connection with this offering (resulting in WES having 101,934,761 common units and 2,080,302 general partner units outstanding).

•

“Western Gas Equity Partners, LP Estimated Minimum Necessary WES Adjusted EBITDA,” in which we present our estimate of the minimum amount of WES Adjusted EBITDA necessary for WES to pay distributions to its partners, including us, which will enable us to have sufficient available cash to pay our aggregate annualized initial quarterly distribution for the year ending December 31, 2013 on all of the common units expected to be outstanding upon the completion of this offering.

Western Gas Equity Partners, LP Unaudited Pro Forma Available Cash for the Year Ended December 31, 2011 and the Twelve Months Ended September 30, 2012

Our pro forma available cash for each of the year ended December 31, 2011 and the twelve months ended September 30, 2012 would have been approximately $137.6 million. These amounts would have been sufficient for us to pay our aggregate annualized initial quarterly distribution of $137.6 million on all of our common units for such periods.

Our calculation of pro forma available cash includes estimated incremental general and administrative expenses that we expect we will incur as a result of being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; and registrar and transfer agent fees. We expect that these items will increase our annual general and administrative expenses by approximately $3.0 million.

Western Gas Equity Partners, LP

Unaudited Pro Forma Available Cash

	Year Ended December 31, 2011	Twelve Months Ended September 30, 2012
	(in thousands, except ratios)
Western Gas Partners, LP
Revenues
Gathering, processing and transportation of natural gas and NGLs	$301,329	$314,747
Natural gas, NGLs and condensate sales	502,383	517,399
Equity income and other, net	19,553	19,653

Total revenues	823,265	851,799
Less:
Cost of product	327,371	341,325

Gross margin	495,894	510,474
Less:
Operation and maintenance expense	119,104	128,286
General and administrative expense	39,114	48,716
Property and other taxes	16,579	18,275
Depreciation, amortization and impairments	111,904	114,761

Operating income	209,193	200,436
Plus:
Interest income, net—affiliates (1)	28,560	22,243
Interest expense (2)	(53,255)	(49,562)
Other income (expense), net	(44)	564

Income before income taxes	184,454	173,681
Less:
Income tax expense(3)	19,018	4,155

Net income	165,436	169,528

	Year Ended December 31, 2011	Twelve Months Ended September 30, 2012
	(in thousands, except ratios)
Less:
Net income attributable to WES public unitholders and other noncontrolling interests	14,103	16,393

Net income attributable to Western Gas Partners, LP	$151,333	$153,135
Add:
Distributions from equity investees	15,999	19,614
Non-cash equity-based compensation expense (4)	13,754	23,926
Interest expense (2)	53,255	49,562
Income tax expense (3)	19,018	4,155
Depreciation, amortization and impairments (5)	109,151	112,383
Other expense (5)	3,683	1,665
Less:
Equity income, net	11,261	14,331
Interest income—affiliates (1)	28,560	22,243
Other income (5)	2,049	475

Pro forma Adjusted EBITDA attributable to Western Gas Partners, LP (6)	$324,323	$327,392
Less:
Cash interest expense (2)	53,675	53,675
Cash income taxes (3)	190	495
Maintenance capital expenditures	28,393	33,252
Plus:
Cash interest income	16,900	16,900

Pro forma distributable cash of Western Gas Partners, LP (excluding investment and acquisition activity and related financings) (7)	$258,965	$256,870
Pro forma distributions to non-affiliated owners of WES (8)	115,158	115,158
Pro forma distributions to Western Gas Equity Partners, LP (8)
2% general partner interest	5,116	5,116
Incentive distribution rights	38,649	38,649
Common units	96,866	96,866

Total pro forma distributions to Western Gas Equity Partners, LP	140,631	140,631
Total pro forma distributions of Western Gas Partners, LP	255,789	255,789
Hypothetical pro forma cash reserves of Western Gas Partners, LP (9)	$3,176	$1,081

Western Gas Equity Partners, LP
Pro forma distributions to Western Gas Equity Partners, LP	$140,631	$140,631
Less:
General and administrative expenses (10)	3,000	3,000

Pro forma available cash of Western Gas Equity Partners, LP	$137,631	$137,631
Pro forma aggregate annualized initial quarterly distribution of Western Gas Equity Partners, LP (8)	$137,631	$137,631

WES leverage ratio (11)	3.61x	3.57x

(1)	Represents cash interest income WES receives annually from Anadarko with respect to the $260.0 million 30-year note bearing interest at a fixed annual rate of 6.50% together with earned interest income on intercompany balances related to assets acquired from Anadarko for periods prior to their acquisition. Beginning December 7, 2011, Anadarko discontinued charging interest on intercompany balances.

(2)

Assumes that the currently outstanding WES debt balance of $1.17 billion, consisting of $500 million of the 2021 Notes and $670 million of the 2022 Notes, was in place at the beginning of each period, less adjustments made for capitalized interest. We have not deducted capitalized interest from the calculation of cash interest expense.

(3)	Represents the amount paid by WES primarily for Texas margin taxes. There will likely be no incremental Texas margin tax attributable to WGP.

(4)	Represents the amount of equity-based compensation expense incurred by WES that is not expected to be settled in cash. No pro forma adjustments have been made for the amounts incurred under the Amended and Restated Western Gas Holdings, LLC Equity Incentive Plan (the “Incentive Plan”) as a result of this offering that will be settled in cash because such amounts will be ultimately funded by Anadarko. For a description of the Incentive Plan, please read “Management—Executive Compensation Discussion and Analysis.”

(5)	Includes WES’s share of depreciation, amortization and impairments; other expense; and other income attributable to Chipeta.

(6)	WES defines Adjusted EBITDA as net income (loss) attributable to Western Gas Partners, LP, plus distributions from equity investees, non-cash equity-based compensation expense, expense in excess of the expense reimbursement cap provided in the WES omnibus agreement (if applicable), interest expense, income tax expense, depreciation, amortization and impairments, and other expense, less income from equity investments, interest income, income tax benefit, and other income.

(7)	Amounts shown exclude all sources and uses of cash which do not affect available cash, including expansion capital expenditures, acquisitions and related financing activities during the periods shown. While the proceeds received by WES from equity offerings used in financing activities (including the proceeds from the sale of WES common units and general partner units to WGP in connection with this offering) would be considered available cash under the terms of WES’s partnership agreement, a distribution of such proceeds would be considered a return of capital and WES does not intend to pay distributions to its partners that would constitute a return of capital. Accordingly, we have excluded such equity proceeds as they would overstate the available cash that we believe would have been distributable to WES’s partners.

(8)	Assumes no exercise of the underwriters’ over-allotment option. If the underwriters were to exercise their over-allotment option in full, the number of outstanding WES common units and general partner units would increase to 102,845,522 and 2,098,889, respectively, as a result of the assumed purchase of 910,761 WES common units and 18,587 WES general partner units by WGP with the net proceeds of the exercise of the over-allotment option. In such event, the pro forma distributions to Western Gas Equity Partners, LP for each of the year ended December 31, 2011 and the twelve months ended September 30, 2012 would increase to $142.9 million, and the pro forma aggregate annualized initial quarterly distribution of Western Gas Equity Partners, LP for each of the year ended December 31, 2011 and the twelve months ended September 30, 2012 would increase to $139.9 million.

(9)	Amounts represent hypothetical cash reserves which would have been established by WES GP to provide for the proper conduct of WES’s business; comply with applicable law, any of its debt instruments or other agreements; or provide funds for distributions to WES’s unitholders for any one or more of the following four quarters. Such hypothetical cash reserves represent pro forma amounts of distributable cash generated by WES in excess of the aggregate minimum distributions by WES that would result in our receiving amounts sufficient to pay our annualized initial quarterly distribution of approximately $137.6 million.

(10)	Reflects estimated cash expenses associated with being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; and registrar and transfer agent fees.

(11)	The WES RCF contains various customary covenants, including a covenant to maintain a maximum consolidated leverage ratio (which is defined in the credit facility as the ratio of consolidated indebtedness as of the last day of a fiscal quarter to consolidated earnings before interest, taxes, depreciation and amortization for the most recent four consecutive fiscal quarters ending on such day) of 5.0 to 1.0, or a consolidated leverage ratio of 5.5 to 1.0 with respect to quarters ending in the 270-day period immediately following certain acquisitions. The leverage ratio is calculated using the aforementioned assumptions and should not be interpreted as WES’s actual leverage ratio for the periods presented.

Estimated Minimum Necessary WES Adjusted EBITDA to Enable Us to Pay the Aggregate Annualized Initial Quarterly Distribution for the Year Ending December 31, 2013

In order to have sufficient available cash to pay the aggregate annualized initial quarterly distribution on all of our outstanding common units for the year ending December 31, 2013, we estimate that we must receive cash distributions from WES of at least $140.6 million. In order for WES to pay us cash distributions that would permit us to pay the full initial quarterly distribution on all of our outstanding common units for the year ending December 31, 2013 (including the additional common units that we would issue if the offering price or size were increased to yield aggregate gross offering proceeds of approximately $435 million), we estimate that WES must generate Adjusted EBITDA of at least $340.0 million. WES defines Adjusted EBITDA as net income (loss) attributable to Western Gas Partners, LP, plus distributions from equity investees, non-cash equity–based compensation expense, expense in excess of the expense reimbursement cap provided in the WES omnibus agreement (if applicable), interest expense, income tax expense, depreciation, amortization and impairments, and other expense, less income from equity investments, interest income, income tax benefit, and other income. Adjusted EBITDA should not be considered an alternative to net income, net cash provided by operating activities, or any other measure of financial performance calculated in accordance with generally accepted accounting principles in the United States (“GAAP”).

The table below is intended to be an indicator or benchmark of the amount management considers to be the minimum amount of WES Adjusted EBITDA necessary for WES to pay distributions to its partners, including us, which will enable us to have sufficient available cash to pay the initial quarterly distribution of $0.165 per common unit per quarter (or $0.660 per common unit on an annualized basis) on our common units for the year ending December 31, 2013 (including the additional common units that we would issue if the offering price or size were increased to yield aggregate gross offering proceeds of approximately $435 million). The baseline estimate of WES Adjusted EBITDA should not be viewed as management’s full projection of WES’s expected operating results and financial performance for the year ending December 31, 2013. Similarly, such baseline estimate is not intended to modify or replace the guidance that WES provides on an annual basis. Our management believes that WES’s actual Adjusted EBITDA during the year ending December 31, 2013 will exceed the amount presented below.

We believe that our partnership interests in WES, including the incentive distribution rights, will generate sufficient cash flow to enable us to pay the aggregate annualized initial quarterly distribution on all of our common units for the year ending December 31, 2013. You should read the footnotes to the table below for a discussion of the material assumptions underlying this belief. Our belief is based on several assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect WES to take. While we believe that these assumptions are reasonable in light of our current expectations regarding future events, the assumptions underlying our belief are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If WES’s expected results of operations are not realized, the amount of cash that WES distributes to us could be substantially less than that currently expected and could, therefore, be insufficient to permit us to pay the initial quarterly distribution, or any distribution, on our common units, which could cause the market price of our common units to decline materially. Consequently, our belief that we will have sufficient available cash to pay the initial quarterly distribution on all of our common units for the year ending December 31, 2013 should not be regarded as a representation by us, the underwriters or any other person that we will declare and pay such a distribution.

We have prepared the table below and related disclosure to substantiate our belief that we will have sufficient available cash to pay the aggregate annualized initial quarterly distribution on all of our common units for the year ending December 31, 2013. The statements made below are forward-looking statements and should be read together with the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The financial information below was not prepared with a view toward complying with the

Western Gas Equity Partners, LP

Estimated Minimum Necessary WES Adjusted EBITDA

Year Ending December 31, 2013
(in thousands, except ratio)
Western Gas Partners, LP
Estimated Minimum Necessary Adjusted EBITDA attributable to Western Gas Partners, LP (1)	$339,977
Less:
Cash interest expense (2)	55,848
Cash income taxes (3)	249
Maintenance capital expenditures (4)	38,150
Plus:
Cash interest income (5)	16,900

Estimated available cash of Western Gas Partners, LP	$262,630
Less:
Expansion capital expenditures (6)	325,901
Plus:
Borrowings to fund expansion capital expenditures (7)	44,401
Proceeds from sale of units to WGP to fund expansion capital expenditures (7)	281,500

Estimated available cash of Western Gas Partners, LP	$262,630
Distributions to non-affiliated owners of WES (8)	$115,158
Distributions to Western Gas Equity Partners, LP (8)
2% general partner interest	5,116
Incentive distribution rights	38,649
Common units	96,866

Total distributions to Western Gas Equity Partners, LP	$140,631

Total distributions of Western Gas Partners, LP	$255,789

Excess of estimated available cash of Western Gas Partners, LP over total distributions of Western Gas Partners, LP(8)	$6,841

Western Gas Equity Partners, LP
Distributions from Western Gas Partners, LP	$140,631
Less:
General and administrative expenses (9)	3,000

Estimated available cash of Western Gas Equity Partners, LP	$137,631
Aggregate annualized initial quarterly distribution of Western Gas Equity Partners, LP (8)	$137,631
WES leverage ratio (10)	3.57x

(1)	In order to have sufficient available cash to pay the aggregate annualized initial quarterly distribution on all of our outstanding common units for the year ending December 31, 2013, we estimate that we must receive cash distributions from WES of at least $140.6 million. In order for WES to pay us cash distributions that would permit us to pay the full initial quarterly distribution on all of our outstanding common units for the year ending December 31, 2013 (including the additional common units that we would issue if the offering price or size were increased to yield aggregate gross offering proceeds of approximately $435 million), we estimate that WES must generate Adjusted EBITDA of at least $340.0 million for the year ending December 31, 2013, as compared to pro forma Adjusted EBITDA of $324.3 million and $327.4 million for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively.

This table is intended to be an indicator or benchmark of the amount management considers to be the lowest amount of WES Adjusted EBITDA necessary for WES to pay distributions to its partners, including us, which will enable us to have sufficient available cash to pay the initial quarterly distribution of $0.165 per common unit per quarter (or $0.660 per common unit on an annualized basis) on our common units for the year ending December 31, 2013 (including the additional common units that we would issue if the offering price or size were increased to yield aggregate gross offering proceeds of approximately $435 million). The baseline estimate of WES Adjusted EBITDA should not be viewed as management’s full projection of WES’s expected operating results and financial performance for the year ending December 31, 2013. Similarly, such baseline estimate is not intended to modify or replace the guidance that WES provides on an annual basis. As discussed in more detail in footnote 8 below, our management believes that WES’s Adjusted EBITDA during the year ending December 31, 2013 will exceed the amount presented below.

Our calculation of estimated throughput presented below represents our estimate of the minimum throughput that we believe necessary for WES to generate sufficient Adjusted EBITDA to enable us to pay our annualized initial quarterly distribution on all of our common units if the aggregate offering size increases as described above. We calculated this estimated minimum throughput as follows:

•

We adjusted the estimated minimum Adjusted EBITDA attributable to WES of $340.0 million for certain items, including forecasted property and ad valorem taxes and general and administrative expenses, to derive an estimated minimum gross margin;

•

We divided the resulting estimated minimum gross margin into gross margin attributable to (i) gathering, treating and transportation, (ii) processing and (iii) equity investment, based on the percentage that each subset represents in the current 2013 forecast for WES; and

•	We divided each category of minimum gross margin by the applicable gross margin per Mcf included in the current 2013 forecast for WES, which yielded a minimum estimated throughput for each category.

The Estimated Minimum Necessary WES Adjusted EBITDA is based on a number of significant assumptions, including the following:

•

Total gathering, treating and transportation throughput of 1,196 MMcf/d for the year ending December 31, 2013, as compared to 1,321 MMcf/d and 1,268 MMcf/d for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively.

•

Total processing throughput of 1,106 MMcf/d for the year ending December 31, 2013, as compared to 962 MMcf/d and 1,143 MMcf/d for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively.

•

Total equity investment throughput of 157 MMcf/d for the year ending December 31, 2013, as compared to 198 MMcf/d and 231 MMcf/d for the year ended December 31, 2011 and twelve months ended September 30, 2012, respectively.

•

Reported throughput volumes will continue to exclude average NGL pipeline volumes and WES’s 10% share of White Cliffs pipeline volumes, both of which are measured in barrels. We assume throughput on WES’s NGL pipeline of 26 MBbls/d for the year ending December 31, 2013, as compared to 24 MBbls/d and 26 MBbls/d for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively. We assume throughput attributable to WES’s 10% share of White Cliffs of 6 MBbls/d for the year ending December 31, 2013, as compared to 4 MBbls/d and 6 MBbls/d for the year ended December 31, 2011 and twelve months ended September 30, 2012, respectively.

•

Equity income of $17.2 million for the year ending December 31, 2013, as compared to $11.3 million and $14.3 million for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively. The assumed increase is primarily attributable to additional anticipated transportation volumes for the White Cliffs pipeline.

(3)	Represents the amount paid by WES primarily for Texas margin taxes. There will likely be no incremental Texas margin tax attributable to WGP.

(4)	We assume maintenance capital expenditures of $38.2 million for the year ending December 31, 2013, as compared to $28.4 million and $33.3 million for the year ended December 31, 2011 and twelve months ended September 30, 2012, respectively. The assumed increase in maintenance capital expenditures is primarily attributable to WES’s growing asset base and the resulting increased integrity expenditures.

(5)	Represents cash interest income WES receives annually from Anadarko with respect to the $260.0 million 30-year note bearing interest at a fixed annual rate of 6.50% together with earned interest income on intercompany balances related to assets acquired from Anadarko for periods prior to their acquisition. Beginning December 7, 2011, Anadarko discontinued charging interest on intercompany balances.

(6)	We assume expansion capital expenditures of $325.9 million for the year ending December 31, 2013, as compared to $87.5 million and $249.2 million for the year ended December 31, 2011 and the twelve months ended September 30, 2012, respectively. The expected increase in expansion capital expenditures is primarily attributable to amounts WES anticipates spending on the Lancaster Plant, the Brasada Plant, the expansion of the Red Desert system, and the continued expansion of its DJ Basin assets.

(7)	Because WES has historically financed organic growth projects and acquisitions through the use of external financing sources, including borrowings under the WES RCF and the issuance of debt and equity securities, and we anticipate that it will continue to do so, we have shown estimated borrowings for these purposes as a source of cash in the table above. Specifically, we assume that WES will fund its $325.9 million of expected expansion capital for the year ending December 31, 2013 by borrowing $44.4 million and using the $281.5 million of net proceeds received by WES from the sale of common units and general partner units to us in connection with this offering. While such net proceeds received by WES are a non-recurring source of funds for WES, we believe that WES will be able to satisfy its liquidity needs subsequent to December 31, 2013, including for funding expansion capital expenditures, through cash and cash equivalents, cash flows generated from operations, including interest income on its $260.0 million note receivable from Anadarko, available borrowings under the WES RCF, and issuances of additional equity or debt securities. We anticipate that WES would have approximately $750 million of available borrowing capacity under the WES RCF as of December 31, 2013 (after giving effect to the projected $44.4 million of borrowings to fund expansion capital expenditures and approximately $6.6 million of letters of credit) as compared to approximately $800 million of available borrowing capacity as of September 30, 2012.

(8)	Assumes the following:

•

WES will pay a quarterly cash distribution of $0.52 per WES common unit for each quarter, which per unit distribution amount is equal to the anticipated WES cash distribution for the fourth quarter of 2012;

•

101,934,761 and 2,080,302 outstanding WES common units and general partner units, including the assumed 5,997,174 WES common units and 122,391 WES general partner units to be purchased by WGP in connection with the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

As noted above, our estimated minimum distributions from WES are based on an assumption that WES will pay a distribution of $0.52 per unit with respect to each quarter during the year ending December 31, 2013. We believe that this minimum distribution from WES is achievable because, in connection with its third quarter earnings announcement, WES:

•

reaffirmed its distribution growth guidance of 16-20% for the full year 2012. In order to achieve this distribution growth in 2012, it is anticipated that WES will raise its distribution with respect to the fourth quarter of 2012 to $0.52 per unit; and

•

announced that it expects to raise its quarterly distribution by a minimum of 15% in 2013, which implies that it expects to raise its quarterly distribution by an average of $0.02 per quarter in 2013, consistent with WES’s $0.02 increases in its quarterly distribution in each of the last four quarters.

We further believe that it is reasonable to expect WES to achieve the financial performance necessary to generate the estimated minimum necessary Adjusted EBITDA and deliver the expected distribution growth due to the following:

•

WES’s largest asset position is in the DJ Basin in Colorado, where Anadarko has announced rates of return of over 100% on wells drilled and an increase in its rig count from seven to ten rigs in the second half of 2012;

•	WES’s third cryogenic train at Chipeta was completed in October 2012;

•

WES’s trailing twelve month Adjusted EBITDA reflects the impact of its recently acquired additional 24% interest in Chipeta only from August 1, 2012, whereas its 2013 operating results will include this additional interest for the full year;

•	WES has announced that it expects its Brasada plant will become operational in the second quarter of 2013;

•

throughput volumes for the White Cliffs pipeline are expected to increase due to (i) continued robust drilling activity in the Wattenberg Field, (ii) White Cliff’s recently announced binding open season to expand capacity on the White Cliffs Pipeline by approximately 80,000 barrels per day and (iii) White Cliffs’ status as the only pipeline delivering crude oil out of the basin and to the crude oil marketing hub in Cushing, Oklahoma;

•	the fixed prices established in WES’s commodity price swap agreements with Anadarko will be higher in 2013 than they were in 2012 with respect to substantially all of WES’s assets;

•

given its issuance of $150 million of additional senior notes due 2022 in October 2012, WES anticipates that it will have at least $790 million available for borrowing under its revolving credit facility at the beginning of 2013; and

•	since its initial public offering, WES has a consistent track record of executing accretive acquisitions either from Anadarko or third parties.

If the offering price or size is increased, we will use the resulting additional proceeds to purchase additional WES common and general partner units. We believe the excess of estimated available cash of Western Gas Partners, LP over total distributions of Western Gas Partners, LP presented in the table above would equal the amount needed to enable WES to distribute sufficient additional cash to us to permit us to pay the initial quarterly distribution on the common units we would issue in this offering if the offering price or size were increased to yield aggregate gross offering proceeds of approximately $435 million.

If we receive proceeds in this offering of less than the assumed net proceeds of $281.5 million, and as a result we purchase fewer WES common and general partner units, Anadarko will agree to forgo certain distributions (subject to future reimbursement) for the benefit of the other holders of our common units. Please read “Prospectus Summary—Our Structure.”

(9)	We estimate that our incremental general and administrative expenses associated with being a publicly traded partnership will not exceed $3.0 million for the year ending December 31, 2013.

(10)	The WES RCF contains various customary covenants, including a covenant to maintain a maximum consolidated leverage ratio (which is defined in the WES RCF as the ratio of consolidated indebtedness as of the last day of a fiscal quarter to consolidated earnings before interest, taxes, depreciation and amortization for the most recent four consecutive fiscal quarters ending on such day) of 5.0 to 1.0, or a consolidated leverage ratio of 5.5 to 1.0 with respect to quarters ending in the 270-day period immediately following certain acquisitions. The leverage ratio is calculated using the aforementioned assumptions and should not be interpreted as WES’s projected leverage ratio for the year ending December 31, 2013.

•	the level of its operating and maintenance and general and administrative costs;

•	its debt service requirements and other liabilities;

•	fluctuations in its working capital needs;

•	its ability to borrow funds and access capital markets;

•	its treatment as a flow-through entity for U.S. federal income tax purposes;

•	restrictions contained in debt agreements to which it is a party; and

•	the amount of cash reserves established by WES GP.

Anadarko Distribution Deferral

In the event we receive proceeds in this offering less than the assumed net proceeds of $281.5 million, and as a result we purchase fewer WES common and general partner units, Anadarko will agree to forgo certain distributions (subject to future reimbursement) for the benefit of the other holders of common units. Please read “Prospectus Summary—Our Structure.”

Our Partnership Interests in WES

All of our cash flows are generated from the cash distributions we receive with respect to our partnership interests in WES, which upon completion of this offering will consist of the following:

•	2,080,302 WES general partner units, representing a 2.0% general partner interest in WES;

•

all of the incentive distribution rights in WES, which entitle us to receive increasing percentages, up to the maximum level of 48.0%, of any incremental cash distributed by WES as certain target distribution levels are reached in any quarter; and

•	46,570,413 WES common units, representing a 44.8% limited partner interest in WES.

Distributions by WES of Available Cash from Operating Surplus

WES’s partnership agreement provides that distributions of available cash from operating surplus for any quarter will be made in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to WES’s general partner until WES distributes for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—WES Incentive Distribution Rights” below.

WES Incentive Distribution Rights

The right of WES GP, our wholly owned subsidiary and the general partner of WES, to receive incentive distributions is contained in WES’s partnership agreement. WES’s partnership agreement provides that if a quarterly cash distribution to WES’s common units exceeds a target of $0.345 per common unit and WES has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution of $0.30 per common unit, then WES will distribute any additional available cash from operating surplus for that quarter among the unitholders and its general partner, WES GP, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to WES’s general partner, until each unitholder receives a total of $0.345 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to WES’s general partner, until each unitholder receives a total of $0.375 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to WES’s general partner, until each unitholder receives a total of $0.450 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to WES’s general partner.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table shows our selected historical and pro forma financial and operating data, in each case for the periods and as of the dates indicated. The selected historical consolidated statements of income and cash flow data for the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2010 and 2011 are derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated statements of income and cash flow data for the years ended December 31, 2007 and 2008 and the balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our unaudited historical consolidated financial statements not included in this prospectus. The selected historical consolidated statements of income and cash flow data for the nine months ended September 30, 2011 and 2012 and the balance sheet data as of September 30, 2012 are derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus. Our financial statements consolidate WES and its general partner, WES GP, which is a wholly owned subsidiary of ours. This financial information is an integral part of, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have no separate operating activities apart from those conducted by WES, and our cash flows consist of distributions from WES on the partnership interests we own. Accordingly, the selected historical consolidated financial data set forth in the following table primarily reflect the operating activities and results of operations of WES. Since we own and control WES GP, we reflect our ownership interest in WES on a consolidated basis, which means that our financial results are combined with those of WES and WES GP.

The unaudited pro forma financial data below has been prepared as if certain transactions to be effected at the closing of this offering had taken place on September 30, 2012, in the case of the pro forma balance sheet, and on January 1, 2011, in the case of the pro forma statement of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012. These transactions include the following:

•

the receipt of net proceeds of $281.5 million, after deducting underwriting discounts, the structuring fee and offering expenses, from the issuance and sale of 15,000,000 common units at an assumed initial offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of the prospectus);

•

the use of the net proceeds from this offering to purchase 5,997,174 WES common units and to make a capital contribution to WES on behalf of WES GP in exchange for 122,391 WES general partner units in order to maintain WES GP’s 2.0% general partner interest in WES, as described in “Use of Proceeds;” and

•	WES’s use of the funds received from us for general partnership purposes.

For a description of all of the assumptions used in preparing the unaudited selected pro forma financial data, you should read the notes to our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The pro forma financial data should not be considered as indicative of the historical results we would have had or the future results that we will have after this offering.

	Historical							Pro Forma
	Year Ended December 31,					Nine Months Ended September 30,		Year Ended December 31, 2011	Nine Months Ended September 30, 2012
	2007	2008	2009	2010	2011	2011	2012
	(unaudited)					(unaudited)		(unaudited)
	(in thousands, except per unit and operating data)
Statement of Income Data:
Total revenues	$731,297	$922,314	$619,764	$663,274	$823,265	$608,068	$636,603	$823,265	$636,603
Costs and expenses (1)	465,224	615,456	392,808	394,276	502,168	366,556	400,991	502,168	400,991
Depreciation, amortization and impairments	82,396	116,381	90,692	91,010	111,904	78,413	81,270	111,904	81,270

Total operating expenses	547,620	731,837	483,500	485,286	614,072	444,969	482,261	614,072	482,261

Operating income	183,677	190,477	136,264	177,988	209,193	163,099	154,342	209,193	154,342
Interest income (expense), net	(4,965)	13,110	10,762	1,449	(1,785)	(2,746)	(17,443)	(1,785)	(17,443)
Other income (expense), net	29	1,549	1,628	(538)	(44)	(895)	(287)	(44)	(287)
Income tax expense (2)	62,926	65,343	39,667	51,464	45,664	36,000	29,902	19,018	699

Net income	115,815	139,793	108,987	127,435	161,700	123,458	106,710	188,346	135,913
Net income (loss) attributable to WES public unitholders and other noncontrolling interests (3)	(92)	24,166	36,772	63,495	86,057	64,016	71,258	86,057	71,258

Net income attributable to Western Gas Equity Partners, LP	$115,907	$115,627	$72,215	$63,940	$75,643	$59,442	$35,452	$102,289	$64,655
Pro forma net income per WGP common unit									$0.31

Balance Sheet Data (at period end):
Net, property, plant and equipment	$1,617,163	$1,693,735	$1,714,006	$1,753,762	$2,052,224		$2,342,923		$2,342,923
Total assets	1,832,397	2,202,023	2,246,321	2,263,094	2,837,626		2,953,944		3,235,444
Total long-term liabilities	530,611	680,319	785,952	1,021,737	1,258,450		1,537,447		1,264,148
Total equity and partners’ capital	1,243,763	1,442,894	1,408,882	1,182,658	1,466,954		1,141,610		1,971,296

Cash Flow Data (for year end):
Net cash provided by (used in):
Operating activities	$216,955	$266,287	$186,422	$221,331	$273,222	$201,484	$197,089
Investing activities	(199,922)	(607,455)	(223,128)	(885,507)	(472,951)	(405,241)	(864,263)
Financing activities	(17,513)	377,268	70,616	621,266	399,214	428,140	488,109
Capital expenditures	192,522	164,360	121,295	138,000	142,946	78,573	258,916

Operating Data (volumes in MMcf/d):
Gathering, treating and transportation throughput (4)	1,442	1,339	1,229	1,181	1,321	1,327	1,255
Processing throughput (5)	458	557	808	815	962	940	1,182
Equity investment throughput (6)	289	304	225	228	198	191	236

Total throughput	2,189	2,200	2,262	2,224	2,481	2,458	2,673
Throughput attributable to noncontrolling interests	—	124	180	197	242	237	254

Throughput attributable to Western Gas Equity Partners, LP	2,189	2,076	2,082	2,027	2,239	2,221	2,419

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We were formed by converting WGR Holdings, LLC into a limited partnership and changing its name to Western Gas Equity Partners, LP. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to (i) “we,” “us,” “our,” “Western Gas Equity Partners, LP,” and “WGP” refer to Western Gas Equity Partners, LP and its consolidated subsidiaries collectively; (ii) “our general partner” refer to Western Gas Equity Holdings, LLC, the general partner of Western Gas Equity Partners, LP; (iii) “WES” refer to Western Gas Partners, LP and its subsidiaries collectively; (iv) “WES GP” refer to Western Gas Holdings, LLC, our wholly owned subsidiary and the general partner of Western Gas Partners, LP; (v) “Anadarko” refers to Anadarko Petroleum Corporation and its consolidated subsidiaries, other than us, our general partner, WES GP, WES, and its subsidiaries; and (vi) “Affiliates” refer to wholly owned and partially owned subsidiaries of Anadarko, excluding WGP, but including Fort Union Gas Gathering, LLC (“Fort Union”), White Cliffs Pipeline, LLC (“White Cliffs”), and Rendezvous Gas Services, LLC (“Rendezvous”).

You should read the following discussion and analysis of financial condition and results of operations in conjunction with the historical and pro forma financial statements, and the notes thereto, included elsewhere in this prospectus. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding certain risks inherent in our and WES’s businesses.

Introduction

We are a Delaware limited partnership formed to own three types of partnership interests in Western Gas Partners, LP, a publicly traded limited partnership (NYSE: WES). WES is a growth-oriented Delaware master limited partnership organized by Anadarko Petroleum Corporation (NYSE: APC) to own, operate, acquire and develop midstream energy assets. Our only cash-generating assets consist of our partnership interests in WES, which upon the completion of this offering will consist of the following:

•	2,080,302 WES general partner units, representing a 2.0% general partner interest in WES;

•

all of the incentive distribution rights in WES, which entitle us to receive increasing percentages, up to the maximum level of 48.0%, of any incremental cash distributed by WES as certain target distribution levels are reached in any quarter; and

•	46,570,413 WES common units, representing a 44.8% limited partner interest in WES.

We were formed in September 2012 upon the conversion of our predecessor, WGR Holdings, LLC, into a Delaware limited partnership. As of September 30, 2012, we owned 40,573,239 WES common units and, indirectly through our 100% membership interest in WES GP, 1,957,845 WES general partner units and all of the incentive distribution rights.

Based on WES’s anticipated fourth quarter cash distribution and our expected ownership of WES following this offering, we expect our initial quarterly cash distribution to be $0.165 per common unit, or $0.660 per common unit on an annualized basis. Our primary objective is to increase distributions to our unitholders over time through growth in the distributions payable with respect to our partnership interests in WES. To achieve this objective, we intend to actively monitor and support WES in the successful execution of its business strategy. In the future, we may facilitate WES’s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.

WES is required by its partnership agreement to distribute, and it has historically distributed within 45 days of the end of each quarter, all of its cash on hand at the end of each quarter, less reserves established by its general partner to provide for the proper conduct of its business or to provide funds for future distributions. Like WES, we are structured as a limited partnership and will distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner.

Our cash flows will consist of the cash distributions we receive with respect to the WES partnership interests we own. While we, like WES, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of WES. Most notably, (i) our general partner does not have an economic interest in us and is not entitled to receive any distributions from us and (ii) our capital structure does not include incentive distribution rights. Therefore, our distributions will be allocated exclusively to our common units.

Our ownership of WES’s incentive distribution rights entitles us to receive the following percentages of cash distributed by WES at the following target cash distribution levels:

•	13.0% of all incremental cash distributed in a quarter after $0.345 has been distributed in respect of each common unit and general partner unit of WES for that quarter;

•	23.0% of all incremental cash distributed in a quarter after $0.375 has been distributed in respect of each common unit and general partner unit of WES for that quarter; and

•	the maximum sharing level of 48.0% of all incremental cash distributed in a quarter after $0.450 has been distributed in respect of each common unit and general partner unit of WES for that quarter.

The cash distributions we receive from WES are tied to (i) WES’s per unit distribution level and (ii) the number of WES common units outstanding. An increase in either factor (assuming the other factor remains constant or increases) will generally result in an increase in the amount of cash distributions we receive from WES. Since its initial public offering, WES has engaged in transactions that have resulted in significant increases in both its per unit distribution level and outstanding equity capitalization, and we expect WES to engage in similar transactions in the future. WES has increased its quarterly cash distribution from $0.30 per common unit, or $1.20 on an annualized basis, for the quarter ended June 30, 2008, to $0.50 per common unit, or $2.00 on an annualized basis, for the quarter ended September 30, 2012. During the same period, WES issued a total of 42.9 million common units.

Our discussion of WES Adjusted EBITDA for the year ending December 31, 2013, included elsewhere in this prospectus, assumes a WES quarterly distribution of $0.52 per unit, because based on WES’s fourth quarter operating results to date, the management of WES GP has informed us that it plans to recommend that the WES GP board of directors approve an increase in WES’s distribution with respect to the fourth quarter of 2012 to $0.52 per WES common unit. This distribution increase for the fourth quarter of 2012 has not been submitted to, or approved by, the board of directors of WES GP and is therefore subject to change. Please read “Risk Factors – Risks Inherent in an Investment in Us – Our only cash-generating assets are our ownership interests in WES, and our cash flow is therefore completely dependent upon the ability of WES to make cash distributions to its partners.”

Based on WES’s ownership structure after giving effect to our acquisition of WES common units and general partner units in connection with the closing of this offering as described under “Use of Proceeds,” WES’s anticipated fourth quarter 2012 distribution of $0.52 per common unit will result in a quarterly distribution to us of $35.2 million, or approximately $140.6 million on an annualized basis, consisting of (i) $24.2 million from distributions on our WES common units, (ii) $1.3 million from distributions on our WES general partner units and (iii) $9.7 million from distributions on our incentive distribution rights. We are currently receiving distributions at the highest level on our incentive distribution rights and therefore will receive 48.0% of the cash that WES distributes in excess of $0.450 per common unit, if any. As a result, the cash distributions we receive from WES with respect to the incentive distribution rights will increase more rapidly than those with respect to our WES common and general partner units.

Financial Presentation

Because WGP controls WES GP, which in turn controls WES, we reflect our ownership interest in WES on a consolidated basis, which means that our financial results are combined with those of WES and WES GP. The publicly held limited partner interests in WES are reflected as noncontrolling interests in our results of operations. We have no separate operating activities apart from those conducted by WES, and our operating cash flows consist of distributions from WES on the partnership interests we own. Accordingly, our results of

WES is dependent upon a single producer, Anadarko, for the substantial majority of its natural gas volumes and it does not maintain a credit limit with respect to Anadarko. Consequently, WES is subject to the risk of non-payment or late payment by Anadarko for gathering, processing and transportation fees and for proceeds from the sale of residue gas, NGLs and condensate to Anadarko.

WES expects its exposure to concentrated risk of non-payment or non-performance to continue for as long as it remains substantially dependent on Anadarko for its revenues. Additionally, WES is exposed to credit risk on the note receivable from Anadarko, which was issued concurrently with the closing of its initial public offering. WES is also party to agreements with Anadarko under which Anadarko is required to indemnify WES for certain environmental claims, losses arising from rights-of-way claims, failures to obtain required consents or governmental permits and income taxes with respect to the assets acquired from Anadarko. Finally, WES has entered into various commodity price swap agreements with Anadarko in order to reduce its exposure to commodity price risk and is subject to performance risk thereunder.

WES’s ability to make distributions to its unitholders may be adversely impacted if Anadarko becomes unable to perform under the terms of its gathering, processing and transportation agreements, natural gas and NGL purchase agreements, its note payable to WES, the WES omnibus agreement, the services and secondment agreement, contribution agreements or the commodity price swap agreements.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements. WES does not have off-balance sheet arrangements other than its operating leases entered into in the ordinary course of its business.

Our Distributions

We expect to pay an initial quarterly distribution of $0.165 per common unit per complete quarter, which equates to $34.4 million per quarter, or $137.6 million per year, based on the number of common units to be outstanding immediately after completion of this offering. We do not have a legal obligation to pay this distribution. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Total Contractual Cash Obligations

The following is a summary of WES’s contractual cash obligations as of September 30, 2012. The table below excludes amounts classified as current liabilities on the consolidated balance sheets, other than current portions of categories listed within the table. It is expected that the majority of the excluded current liabilities will be paid in cash in 2013.

	Obligations by Period
	2012	2013	2014	2015	2016	Thereafter	Total
	(in thousands)
Long-term debt:
Principal	$—	$—	$—	$—	$—	$1,170,000	$1,170,000
Interest	25,098	53,161	53,143	53,124	53,105	263,731	501,362
Asset retirement obligations	528	—	—	1,524	117	64,573	66,742
Capital expenditures	78,837	—	—	—	—	—	78,837
Credit facility fees	668	2,000	2,000	2,000	460	—	7,128
Environmental obligations	1,290	584	423	186	140	286	2,909
Operating leases	67	239	168	168	168	124	934

Total	$106,488	$55,984	$55,734	$57,002	$53,990	$1,498,714	$1,827,912

Debt and credit facility fees. For additional information on notes payable and credit facility fees required under the WES RCF, see “—Liquidity and Capital Resources—Debt and Credit Facilities” above.

BUSINESS

Western Gas Equity Partners, LP—Overview

We are a Delaware limited partnership formed to own three types of partnership interests in Western Gas Partners, LP, a publicly traded limited partnership (NYSE: WES). WES is a growth-oriented Delaware master limited partnership organized by Anadarko Petroleum Corporation (NYSE: APC) to own, operate, acquire and develop midstream energy assets. Our only cash-generating assets consist of our partnership interests in WES, which upon the completion of this offering will consist of the following:

•	2,080,302 WES general partner units, representing a 2.0% general partner interest in WES;

•

all of the incentive distribution rights in WES, which entitle us to receive increasing percentages, up to the maximum level of 48.0%, of any incremental cash distributed by WES as certain target distribution levels are reached in any quarter; and

•	46,570,413 WES common units, representing a 44.8% limited partner interest in WES.

We were formed in September 2012 upon the conversion of our predecessor, WGR Holdings, LLC, into a Delaware limited partnership. As of September 30, 2012, we owned 40,573,239 WES common units and, indirectly through our 100% membership interest in WES GP, 1,957,845 WES general partner units and all of the incentive distribution rights.

Based on WES’s anticipated fourth quarter cash distribution and our expected ownership of WES following this offering, we expect our initial quarterly cash distribution to be $0.165 per common unit, or $0.660 per common unit on an annualized basis. Our primary objective is to increase distributions to our unitholders over time through growth in the distributions payable with respect to our partnership interests in WES. To achieve this objective, we intend to actively monitor and support WES in the successful execution of its business strategy. In the future, we may facilitate WES’s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.

WES is required by its partnership agreement to distribute, and it has historically distributed within 45 days of the end of each quarter, all of its cash on hand at the end of each quarter, less reserves established by its general partner to provide for the proper conduct of its business or to provide funds for future distributions. Like WES, we are structured as a limited partnership and will distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner.

Our cash flows will consist of the cash distributions we receive with respect to the WES partnership interests we own. While we, like WES, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of WES. Most notably, (i) our general partner does not have an economic interest in us and is not entitled to receive any distributions from us and (ii) our capital structure does not include incentive distribution rights. Therefore, our distributions will be allocated exclusively to our common units.

Our ownership of WES’s incentive distribution rights entitles us to receive the following percentages of cash distributed by WES at the following target cash distribution levels:

•	13.0% of all incremental cash distributed in a quarter after $0.345 has been distributed in respect of each common unit and general partner unit of WES for that quarter;

•	23.0% of all incremental cash distributed in a quarter after $0.375 has been distributed in respect of each common unit and general partner unit of WES for that quarter; and

•	the maximum sharing level of 48.0% of all incremental cash distributed in a quarter after $0.450 has been distributed in respect of each common unit and general partner unit of WES for that quarter.

The cash distributions we receive from WES are tied to (i) WES’s per unit distribution level and (ii) the number of WES common units outstanding. An increase in either factor (assuming the other factor remains constant or increases) will generally result in an increase in the amount of cash distributions we receive from WES. Since its initial public offering, WES has engaged in transactions that have resulted in significant increases in both its per unit distribution level and outstanding equity capitalization, and we expect WES to engage in similar transactions in the future. WES has increased its quarterly cash distribution from $0.30 per common unit, or $1.20 on an annualized basis, for the quarter ended June 30, 2008, to $0.50 per common unit, or $2.00 on an annualized basis, for the quarter ended September 30, 2012. During the same period, WES issued a total of 42.9 million common units.

Our discussion of WES Adjusted EBITDA for the year ending December 31, 2013, included elsewhere in this prospectus, assumes a WES quarterly distribution of $0.52 per unit, because based on WES’s fourth quarter operating results to date, the management of WES GP has informed us that it plans to recommend that the WES GP board of directors approve an increase in WES’s distribution with respect to the fourth quarter of 2012 to $0.52 per WES common unit. This distribution increase for the fourth quarter of 2012 has not been submitted to, or approved by, the board of directors of WES GP and is therefore subject to change. Please read “Risk Factors – Risks Inherent in an Investment in Us – Our only cash-generating assets are our ownership interests in WES, and our cash flow is therefore completely dependent upon the ability of WES to make cash distributions to its partners.”

Based on WES’s ownership structure after giving effect to our acquisition of WES common units and general partner units in connection with the closing of this offering as described under “Use of Proceeds,” WES’s anticipated fourth quarter 2012 distribution of $0.52 per common unit will result in a quarterly distribution to us of $35.2 million, or approximately $140.6 million on an annualized basis, consisting of (i) $24.2 million from distributions on our WES common units, (ii) $1.3 million from distributions on our WES general partner units and (iii) $9.7 million from distributions on the incentive distribution rights. We are currently receiving distributions at the highest level on the incentive distribution rights and therefore will receive 48.0% of the cash that WES distributes in excess of $0.450 per common unit, if any. As a result, the cash distributions we receive from WES with respect to the incentive distribution rights will increase more rapidly than those with respect to our WES common and general partner units.

Western Gas Partners, LP—Overview

Western Gas Partners, LP (NYSE: WES) is a growth-oriented Delaware master limited partnership formed by Anadarko to own, operate, acquire and develop midstream energy assets. WES’s assets are located in East, West and South Texas, the Rocky Mountains (Colorado, Utah and Wyoming) and the Mid-Continent (Kansas and Oklahoma), and WES is engaged in the business of gathering, processing, compressing, treating and transporting natural gas, condensate, NGLs and crude oil for Anadarko, as well as third-party producers and customers. Approximately two-thirds of WES’s services are provided under long-term contracts with fee-based rates with the remainder provided under percent-of-proceeds and keep-whole contracts. A substantial majority of the commodity price risk associated with the percent-of-proceeds and keep-whole contracts is hedged under commodity price swap agreements with Anadarko. WES’s only commodity price risk that is not hedged is associated with the non-fee-based agreements that were acquired with the purchase of the Platte Valley system, which represented less than 5% of WES’s gross margin for the twelve months ended September 30, 2012. A substantial part of WES’s business is conducted under long-term contracts with Anadarko that typically have a minimum term of ten years from the date of execution. None of WES’s material gathering and processing contracts with Anadarko expires before December 30, 2017, and, as of September 30, 2012, the volume weighted-average remaining life of all of such contracts with Anadarko was 7.7 years. WES currently has over 700 third-party gathering and processing contracts with over 200 customers, with no third-party customer representing more than 10% of WES’s revenues. The largest third-party customer, which represents approximately 6% of WES’s revenues, has entered into a “life of lease” contract with WES, meaning that the contract remains in effect until the customer ceases production from the leases that are dedicated under this contract.

Payment of unit appreciation rights. Upon the exercise of their unit appreciation rights, the participants will receive a lump-sum cash payment (less any applicable withholding taxes) for each unit appreciation right exercised. Pursuant to the applicable award agreements, the value of the unit appreciation rights will be equal to the excess of (1) an amount calculated by dividing the “determined value” by 1,000,000, over (2) the applicable unit appreciation right exercise price. Pursuant to the MOU, the “determined value” for purposes of calculating the value of the unit appreciation rights will be equal to our aggregate equity value based on the initial public offering price of our common units in this offering, except that our aggregate equity value will be reduced by the market value of the WES common units owned by us prior to this offering (based on the closing price of a WES common unit on the day of the pricing of this offering).

Donald R. Sinclair, our Chief Executive Officer, holds 11,356 vested unit appreciation rights and 10,679 unit appreciation rights that will vest in connection with this offering, and we estimate that he will receive a cash payment in the amount of approximately $46.6 million upon the exercise of those rights. Benjamin M. Fink, our Chief Financial Officer, holds 10,000 vested unit appreciation rights, and we estimate that he will receive a cash payment in the amount of approximately $21.3 million upon exercise of those rights. Danny J. Rea, our Chief Operating Officer, holds 10,000 vested unit appreciation rights, and we estimate that he will receive a cash payment in the amount of approximately $21.3 million upon exercise of those rights. Amanda M. McMillian, our former General Counsel, holds 5,000 vested unit appreciation rights, and we estimate that she will receive a cash payment in the amount of approximately $10.6 million upon exercise of those rights. Each such payment will be made net of applicable withholding taxes. As discussed above, such cash payments will be settled with amounts contributed to WES GP by Anadarko pursuant to a contribution agreement to be entered into between us, WES GP and Anadarko.

Unit value rights. A unit value right imparts to a participant his or her pro rata share of the value of WES GP at the time of grant. WES GP’s board of directors has the authority to determine the executives to whom unit value rights may be granted, the number of unit value rights to be granted to each participant, the period over and the conditions, if any, under which the unit value rights may become vested or forfeited, and such other terms and conditions as the board may establish with respect to such awards.

Vesting of unit value rights. The initial grants of unit value rights provided for vesting on the same terms as those provided for the unit appreciation rights (described above). All unit value rights, other than certain of Mr. Sinclair’s unit value rights, have vested and been settled. Mr. Sinclair’s unvested unit value rights will vest in connection with this offering and we therefore estimate that he will receive a lump sum cash payment in the amount of $792 thousand (less any applicable withholding taxes).

Distribution equivalent rights. Grants of unit appreciation rights and unit value rights included an equal number of distribution equivalent rights, which entitle the holder to receive with respect to each unit appreciation right and unit value right awarded an amount in cash or incentive units equal in value to the distributions made by WES GP to its members during the period an award is outstanding.

Vesting of distribution equivalent rights. WES GP’s board of directors has the authority to determine the restrictions and vesting provisions for any distribution equivalent rights. The initial grants of distribution equivalent rights provided for vesting immediately upon the occurrence of any of the following events: (1) a change of control of WES GP or Anadarko; (2) the closing of an initial public offering of WES GP; (3) termination of employment with WES GP and its affiliates (including Anadarko) due to involuntary termination (with or without cause); (4) death; (5) disability as defined under Section 409A of the Internal Revenue Code of 1986, as amended; (6) the date three days in advance of the 10th anniversary of the grant date; or (7) an unforeseeable emergency as defined in the Incentive Plan.

Payment of distribution equivalent rights. Each outstanding distribution equivalent right is currently unvested but will vest in connection with this offering, and the value of each distribution equivalent right will be equal to (i) the total aggregate amount of any distributions paid by WES GP to its members through the day of the pricing of this offering (net of any cash contributions received by WES GP from its members in connection with this offering) divided by (ii) 1,000,000.

Mr. Sinclair holds 22,035 distribution equivalent rights that will vest in connection with this offering, and we estimate that he will receive a cash payment in the amount of $263 thousand upon such vesting. Mr. Fink holds 10,000 distribution equivalent rights that will vest in connection with this offering, and we estimate that he will receive a cash payment in the amount of $119 thousand upon such vesting. Mr. Rea holds 10,000 distribution equivalent rights that will vest in connection with this offering, and we estimate that he will receive a cash payment in the amount of $119 thousand upon such vesting. Ms. McMillian holds 5,000 distribution equivalent rights that will vest in connection with this offering, and we estimate that she will receive a cash payment in the amount of $60 thousand upon such vesting. Each such payment will be made net of applicable withholding taxes.

Clawback policies. In the event that we or WES GP are required to file a material accounting restatement due to the material noncompliance of us or WES GP, as a result of the misconduct of a participant in the Incentive Plan, we may require that participant to repay any or all of the amounts that were paid to that participant under the Incentive Plan.

Western Gas Equity Partners, LP Long-Term Incentive Plan

We will adopt the Western Gas Equity Partners, LP 2012 Long-Term Incentive Plan (the “WGP LTIP”) for the employees, directors and consultants of our general partner and its affiliates who perform services for us. The WGP LTIP will consist of all or any of the following components: restricted units, phantom units, unit options, unit appreciation rights, other unit-based awards, cash awards, unit awards, substitute awards and distribution equivalent rights. The WGP LTIP will limit the number of units that may be delivered pursuant to awards to 3,000,000 units. Units withheld to satisfy exercise prices or tax withholding obligations are available for delivery pursuant to other awards. The WGP LTIP will be administered by the board of directors of our general partner.

The board of directors of our general partner may terminate or amend the WGP LTIP at any time with respect to any units for which a grant has not yet been made. The board of directors of our general partner also has the right to alter or amend the WGP LTIP or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as may be required by the exchange upon which the common units are listed at that time, if any. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant. The WGP LTIP will expire upon the earlier of the 10th anniversary of its adoption by our general partner, its termination by the board of directors or when no units remain available under the plan for awards. Awards then outstanding will continue pursuant to the terms of their grants.

Restricted Units. A restricted unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability, and any other restrictions imposed by the plan administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the plan administrator. The plan administrator shall provide, in the restricted unit agreement, whether the restricted unit will be forfeited upon certain terminations of employment and whether the restricted unit will receive distribution equivalent rights.

Phantom Units. Phantom units are rights to receive common units, cash, or a combination of both at the end of a specified period. The plan administrator may subject phantom units to restrictions (which may include a risk of forfeiture) to be specified in the phantom unit agreement that may lapse at such times determined by the plan administrator. Phantom units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the phantom unit, or any combination thereof determined by the plan administrator. Except as otherwise provided by the plan administrator in the phantom unit agreement or otherwise, phantom units subject to forfeiture restrictions may be forfeited upon termination of a participant’s service prior to the end of the specified period. Cash dividend equivalents may be paid during or after the vesting period with respect to a phantom unit, as determined by the plan administrator.

Options. We may grant unit options to eligible persons. Option awards are options to acquire common units at a specified price. The exercise price of each option granted under the WGP LTIP will be stated in the option

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the common units of each of Western Gas Equity Partners, LP and Western Gas Partners, LP that, upon the consummation of this offering and assuming an initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and that the underwriters do not exercise their over-allotment option to purchase 2,250,000 additional common units, will be owned by:

•	each person or group of persons known to us to be a beneficial owner of 5% or more of the then outstanding units;

•	each member of, and nominee to, the board of directors of our general partner;

•	each named executive officer of our general partner; and

•	all directors and executive officers of our general partner as a group.

	Beneficially Owned After Offering
	Western Gas Equity Partners, LP		Western Gas Partners, LP
Name and address of beneficial owner (1)(2)	Common Units(6)	Percentage of Common Units	Common Units	Percentage of Common Units
Anadarko Petroleum Corporation (2)(3)	193,531,973	92.8%	46,570,413	45.6%
Western Gas Resources, Inc. (2)(3)	193,531,973	92.8%	46,570,413	45.6%
WGP (2)(3)	—	—	46,570,413	45.6%
Robert G. Gwin	—	—	10,000	*
Donald R. Sinclair	—	—	117,772	*
Benjamin M. Fink	—	—	1,887	*
Danny J. Rea (5)	—	—	16,613	*
Philip H. Peacock	—	—	—	—
Charles A. Meloy	—	—	3,000	*
Robert K. Reeves	—	—	9,000	*
David J. Tudor	—	—	9,572	*
R. A. Walker	—	—	6,900	*
Amanda M. McMillian (4)	—	—	1,470	*
Directors and executive officers as a group (9 persons)	—	—	174,744	*

*	Less than 1%
(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 1201 Lake Robbins Drive, The Woodlands, Texas 77380.
(2)	In the event that we were to raise in excess of $281.5 million in net proceeds of this offering, we would use the additional net proceeds to acquire additional WES common units. In addition, as described in “Prospectus Summary—Our Structure,” we would issue additional WGP common units to Anadarko.
(3)	Anadarko is the ultimate parent company of Western Gas Resources, Inc. and our general partner. Anadarko may, therefore, be deemed to beneficially own limited partner interests in us held by Western Gas Resources, Inc. and the WES common units held by us. Western Gas Resources, Inc. owns a 100% interest in our general partner and a 92.8% limited partner interest in us and may, therefore, be deemed to own the WES units held by us.
(4)	Ms. McMillian resigned from her position with WES GP effective August 6, 2012 but remains employed by Anadarko.
(5)	Units held in margin account.
(6)	Does not include common units that may be purchased in the directed unit program. Please read “Underwriting—Directed Unit Program.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Relationship with WES and WES GP

We own and control WES GP, the general partner of WES. WES is a growth-oriented Delaware limited partnership organized by Anadarko Petroleum Corporation (NYSE: APC) to own, operate, acquire and develop midstream energy assets. Our only cash-generating assets consist of our partnership interests in WES, which upon the completion of this offering will consist of the following:

•	2,080,302 WES general partner units, representing a 2.0% general partner interest in WES;

•

all of the incentive distribution rights in WES, which entitle us to receive increasing percentages, up to the maximum level of 48.0%, of any incremental cash distributed by WES as certain target distribution levels are reached in any quarter; and

•	46,570,413 WES common units, representing a 44.8% limited partner interest in WES.

We were formed in September 2012 upon the conversion of our predecessor, WGR Holdings, LLC, into a Delaware limited partnership. As of September 30, 2012, we owned 40,573,239 WES common units and, indirectly through our 100% membership interest in WES GP, 1,957,845 WES general partner units and all of the incentive distribution rights.

We control, manage and operate WES through our ownership of WES GP. The officers of our general partner are also officers of WES GP and our general partner’s employees operate WES’s business. Five of our directors are affiliated with Anadarko and are also directors of WES GP. Our remaining three directors will be independent directors as defined by the NYSE. We also appoint the directors of WES GP.

Indemnification of Directors and Officers

Under our partnership agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by Delaware law, from and against all losses, claims, damages or similar events, any of our or our affiliates’ directors or officers, or any person who is or was serving at our general partner’s request as a director, officer, member, employee, partner, manager, fiduciary or trustee of any other person.

Any indemnification under our partnership agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against us and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

In connection with the closing of this offering, our general partner will enter into indemnification agreements with each of its officers and directors (each, an “Indemnitee”). Each indemnification agreement will provide that our general partner will indemnify and hold harmless each Indemnitee against all expense, liability and loss (including attorney’s fees, judgments, fines or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by the Indemnitee in connection with serving in their capacity as officers and directors of our general partner (or of any subsidiary of our general partner) or in any capacity at the request of our general partner or its board of directors to the fullest extent permitted by applicable law, including Section 18-108 of the Delaware Limited Liability Company Act in effect on the date of the agreement or as such laws may be amended to provide more advantageous rights to the Indemnitee. The indemnification agreements will also provide that our general partner must advance payment of certain expenses to the Indemnitee, including fees of counsel, in advance of final disposition of any proceeding subject to receipt of an undertaking from the Indemnitee to return such advance if it is ultimately determined that the Indemnitee is not entitled to indemnification.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities that are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Comparison of Rights of Holders of WES’s Common Units and Our Common Units

Our common units and WES’s common units are unlikely to trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and WES’s common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things, we participate in WES’s incentive distribution rights and WES’s common unitholders do not.

Based on the anticipated fourth quarter distribution of WES, as well as our expected level of expenses and reserves that our general partner believes prudent to maintain, we expect that our initial quarterly distribution will be $0.165 per common unit. If WES is successful in implementing its business strategy and increasing distributions to its limited partners, we generally would expect to increase distributions to our unitholders, although the timing and amount of any such increased distributions will not necessarily be comparable to any increased WES distributions. We will pay our unitholders a prorated distribution for the first quarter that we are a publicly traded partnership. This distribution will be pro rated based on the number of days the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. Therefore, assuming that we become a publicly traded partnership after September 30, 2012 and before December 31, 2012, we will pay you a distribution pro rated for the period from the closing date of this offering to and including December 31, 2012. We expect to pay this cash distribution on or about February 25, 2013. However, we cannot assure you that any distributions will be declared or paid. The common units offered hereby are not entitled to arrearages in distributions. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

In the event that (i) we purchase less than the aggregate number of WES common units and general partner units assumed in “Our Cash Distribution Policy and Restrictions on Distributions” and (ii) we do not have sufficient available cash to distribute our initial quarterly distribution to all of our common unitholders (including Anadarko) in any quarter during the forecast period, Anadarko will agree to forgo a portion of the distribution in such quarter on the common units that it receives in this offering in an amount equal to the lesser of (i) the amount sufficient to permit unitholders other than Anadarko to receive the full initial quarterly distribution in such quarter and (ii) the amount of incremental available cash of WES that our general partner determines would have been distributed to us for such quarter had we purchased (and had there been outstanding) the aggregate number of WES common units and general partner units that we have assumed in “Our Cash Distribution Policy and Restrictions on Distributions.” Anadarko will agree to forgo such distributions, as applicable, until the first completed quarter in which our available cash is sufficient to pay the full initial quarterly distribution on all of our outstanding common units. The agreement of Anadarko to forego such portions of its distributions does not guarantee that holders of common units will receive a distribution at the initial distribution rate for any quarter in the forecast period. Furthermore, the holders of common units will not be entitled to arrearages with respect to distributions during the forecast period. If in any quarter subsequent to Anadarko foregoing a distribution we have available cash in excess of the amount required to pay our initial quarterly distribution on all of our common units (including those held by Anadarko), we will distribute to Anadarko the lesser of (i) the amount by which available cash exceeds the available cash required to pay our initial quarterly distribution on all of our common units (including those held by Anadarko) and (ii) the amount of distributions forgone by Anadarko that have not yet been repaid.

	WES’s Common Units	Our Common Units

	WES common unitholders receive Schedule K-1s from WES reflecting the unitholders’ share of WES’s items of income, gain, loss and deduction at the end of each fiscal year.	Similarly, our common unitholders will receive Schedule K-1s from us reflecting the unitholders’ share of our items of income, gain, loss and deduction at the end of each fiscal year.

Assets and Operations	WES and its subsidiaries own, operate, acquire and develop midstream energy assets that expand their business and operations.	We currently have no independent operations. Our only cash-generating assets are our partnership interests in WES, which upon the closing of this offering, will consist of 46,570,413 common units, representing a 44.8% limited partner interest in WES, 2,080,302 general partner units, representing a 2.0% general partner interest in WES and the incentive distribution rights in WES. Accordingly, our financial performance and our ability to pay cash distributions to our unitholders is directly dependent upon the performance of WES.

Limitation on Issuance of Additional Units
	WES may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.	Similarly, we may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.

•	asserting a claim arising pursuant to any provision of the Delaware Act; and

•	asserting a claim governed by the internal affairs doctrine;

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that have special voting rights to which the common units are not entitled.

Amendments to Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or any other standards imposed by the partnership agreement. To adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding units.

Prohibited Amendments

No amendment may be made that would:

(1)	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected, or

(2)	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units (including units owned by our general partner and its affiliates). Upon completion of this offering, Anadarko, the owner of our general partner, will own approximately 92.8% of our outstanding common units.

withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding units, excluding units held by the withdrawing general partner and its affiliates, may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding units, excluding units held by the withdrawing general partner and its affiliates, agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution” above.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 80% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units. The ownership of more than 20% of our outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. Upon completion of this offering, Anadarko Petroleum Corporation, the owner of our general partner, will own approximately 92.8% of our outstanding units.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interests in us to:

•	an affiliate of the general partner (other than an individual); or

•

another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2018 without the approval of the holders of at least a majority of the outstanding units, excluding units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

On or after June 30, 2018, our general partner may transfer all or any of its general partner interest in us without obtaining approval of any unitholder.

Transfer of Ownership Interests in Our General Partner

At any time, Anadarko, as sole member of our general partner, may sell or transfer all or part of its ownership interest in our general partner without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of our units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to (i) any person or group that acquires the units from our general partner or its affiliates, (ii) any transferees of that person or group approved by our general partner, or (iii) any person or group that acquires 20% of any class of units with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time not more than 5% of the then-issued and outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign or transfer in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days’ notice. The purchase price in the event of such a purchase will be not less than the then current market price of the common units. Upon completion of this offering, our current owner, Anadarko Petroleum Corporation, will own approximately 92.8% of our common units.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of units then outstanding, unitholders on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by non-citizen assignees will be voted by our general partner on behalf of such non-citizen assignees, and our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. For more information on persons and groups to which this loss of voting rights does not apply, please read “—Change of Management Provisions” above. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, assuming the underwriters do not exercise their over-allotment option and an initial offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus), Anadarko and its affiliates will hold an aggregate of 193,531,973 common units. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by our affiliates to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of partnership interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement of Western Gas Equity Partners, LP—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Our general partner and its affiliates also may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

Lock-Up Agreements

Anadarko, our partnership, our general partner and its affiliates, including their respective executive officers and directors, have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus, subject to certain exceptions.

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for federal income tax purposes and, therefore, generally will not be liable for federal income taxes. Instead, as described below, each of our common unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the common unitholder had earned such income directly, even if no cash distributions are made to the common unitholder. Distributions by us to a common unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a common unitholder exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (i) income and gains derived from the refining, transportation, storage, processing and marketing of crude oil, natural gas and products thereof (including NGLs), (ii) interest (other than from a financial business), (iii) dividends, (iv) gains from the sale of real property (v) gains from the sale or other disposition of capital assets held for the production of qualifying income and (vi) our allocable share of such income from WES.

We estimate that approximately 2% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us, by WES and by our general partner regarding the composition of our income and the other representations set forth below, and a review of the applicable legal authorities, Bingham McCutchen LLP is of the opinion that we and WES will each be treated as a partnership and each of our and WES’s partnership or limited liability company subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us or WES, as applicable, for federal income tax purposes. In rendering its opinion, Bingham McCutchen LLP has relied on factual representations made by us and our general partner. The representations made by us, by WES and by our general partner upon which Bingham McCutchen LLP has relied include, without limitation:

(a) Neither we nor WES nor any of our or WES’s partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year, more than 90% of our and WES’s gross income has been and will be income of a character that Bingham McCutchen LLP has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our common unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to our common unitholders in liquidation of their units. This deemed contribution and liquidation will not result in the recognition of taxable income by our common unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the

UNDERWRITING

Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
UBS Securities LLC
Goldman, Sachs & Co.
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
Janney Montgomery Scott LLC
Ladenburg Thalmann & Co. Inc.
Global Hunter Securities, LLC
Tudor, Pickering, Holt & Co. Securities, Inc.

Total	15,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit
Total

We will pay a structuring fee equal to $1.0 million to Barclays Capital Inc. and Citigroup Global Markets Inc. for the evaluation, analysis and structuring of our partnership.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per

common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $2.5 million (excluding underwriting discounts and commissions and the structuring fee).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 2,250,000 common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 15,000,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our general partner and certain of its affiliates and the directors and executive officers of our general partner have agreed that, without the prior written consent of each of Barclays Capital Inc. and Citigroup Global Markets Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

Barclays Capital Inc. and Citigroup Global Markets Inc., in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. and Citigroup Global Markets Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

As described below under “—Directed Unit Program,” any participants in the Directed Unit Program shall be subject to a 25-day lock up with respect to any common units sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any common units sold in the Directed Unit Program to the directors or officers of our general partner shall be subject to the lock-up agreement described above.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated among the representatives and us. In determining the initial public offering price of our common units, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Unit Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 1,500,000 common units offered hereby for officers, directors, employees and certain other persons associated with us. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. Any participants in this program will be prohibited from selling, pledging or assigning any common units sold to them pursuant to this program for a period of 25 days after the date of the underwriting agreement. This 25-day lock up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs, in the same manner as described above under “—Lock-Up Agreements.”

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

WESTERN GAS EQUITY PARTNERS, LP

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

(UNAUDITED)

thousands except unit and per-unit amounts	Western Gas Equity Partners, LP Historical	Pro Forma Adjustments		Western Gas Equity Partners, LP Pro Forma
Revenues—affiliates
Gathering, processing and transportation of natural gas	$217,852	$—		$217,852
Natural gas, natural gas liquids and condensate sales	417,547	—		417,547
Equity income and other, net	13,598	—		13,598

Total revenues—affiliates	648,997	—		648,997
Revenues—third parties
Gathering, processing and transportation of natural gas	83,477	—		83,477
Natural gas, natural gas liquids and condensate sales	84,836	—		84,836
Other, net	5,955	—		5,955

Total revenues—third parties	174,268	—		174,268

Total revenues	823,265	—		823,265

Operating expenses
Cost of product (1)	327,371	—		327,371
Operation and maintenance (1)	119,104	—		119,104
General and administrative (1)	39,114	—		39,114
Property and other taxes	16,579	—		16,579
Depreciation, amortization and impairments	111,904	—		111,904

Total operating expenses	614,072	—		614,072

Operating income	209,193	—		209,193
Interest income, net—affiliates	28,560	—		28,560
Interest expense (2)	(30,345)	—		(30,345)
Other income (expense), net	(44)	—		(44)

Income before income taxes	207,364	—		207,364
Income tax expense	45,664	(26,646)	(c)	19,018

Net income	161,700	26,646		188,346
Net income attributable to WES public unitholders and other noncontrolling interests	86,057	—		86,057

Net income attributable to Western Gas Equity Partners, LP	$75,643	$26,646		$102,289

Limited Partners’ Interest in Net Income:
Net income attributable to Western Gas Equity Partners, LP				$102,289
Pre-acquisition net income allocated to Anadarko (3)				(34,084)

Limited partners’ interest in net income				$68,205
Net income per common unit—basic and diluted				$0.33
Weighted average number of common units outstanding—basic and diluted				208,531,973

(1)

Cost of product includes product purchases from Anadarko (as defined in the Introduction) of $83.7 million. Operation and maintenance includes charges from Anadarko of $51.3 million. Historical general and administrative includes charges from Anadarko of $31.9 million.

(2)	Includes affiliate (as defined in the Introduction) interest expense of $4.9 million.
(3)	Includes pre-acquisition net income representing the results attributable to the Bison and Mountain Gas Resources, LLC (“MGR”) assets prior to their acquisition by WES.

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

NINE MONTHS ENDED SEPTEMBER 30, 2012

(UNAUDITED)

thousands except unit and per-unit amounts	Western Gas Equity Partners, LP Historical	Pro Forma Adjustments		Western Gas Equity Partners, LP Pro Forma
Revenues—affiliates
Gathering, processing and transportation of natural gas	$170,461	$—		$170,461
Natural gas, natural gas liquids and condensate sales	324,793	—		324,793
Equity income and other, net	12,219	—		12,219

Total revenues—affiliates	507,473	—		507,473
Revenues—third parties
Gathering, processing and transportation of natural gas	65,388	—		65,388
Natural gas, natural gas liquids and condensate sales	62,025	—		62,025
Other, net	1,717	—		1,717

Total revenues—third parties	129,130	—		129,130

Total revenues	636,603	—		636,603

Operating expenses
Cost of product (1)	254,719	—		254,719
Operation and maintenance (1)	97,041	—		97,041
General and administrative (1)	34,233	—		34,233
Property and other taxes	14,998	—		14,998
Depreciation, amortization and impairments	81,270	—		81,270

Total operating expenses	482,261	—		482,261

Operating income	154,342	—		154,342
Interest income, net—affiliates	12,675	—		12,675
Interest expense (2)	(30,118)	—		(30,118)
Other income (expense), net	(287)	—		(287)

Income before income taxes	136,612	—		136,612
Income tax expense	29,902	(29,203)	(c)	699

Net income	106,710	29,203		135,913
Net income attributable to WES public unitholders and other noncontrolling interests	71,258	—		71,258

Net income attributable to Western Gas Equity Partners, LP	$35,452	$29,203		$64,655

Limited Partners’ Interest in Net Income:
Net income attributable to Western Gas Equity Partners, LP				$64,655
Pre-acquisition net income allocated to Anadarko (3)				—

Limited partners’ interest in net income				$64,655
Net income per common unit—basic and diluted				$0.31
Weighted average number of common units outstanding—basic and diluted				208,531,973

(1)

Cost of product includes product purchases from Anadarko of $115.6 million. Operation and maintenance includes charges from Anadarko of $38.0 million. Historical general and administrative includes charges from Anadarko of $29.4 million.

(2)	Includes affiliate interest expense of $2.7 million.
(3)	Includes pre-acquisition net income representing the results attributable to the Bison and MGR assets prior to their acquisition by WES.

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2012

(UNAUDITED)

thousands	Western Gas Equity Partners, LP Historical	Pro Forma Adjustments		Western Gas Equity Partners, LP Pro Forma
ASSETS
Current Assets
Cash and cash equivalents	$47,494	$300,000	(a)	$328,994
		(18,500)	(b)
		161,775	(f)
		(161,775)	(g)
Accounts receivable, net	21,359	—		21,359
Other current assets (1)	9,386	—		9,386

Total current assets	78,239	281,500		359,739
Notes receivable—Anadarko	260,000	—		260,000
Property, plant and equipment
Cost	3,014,825	—		3,014,825
Less accumulated depreciation	671,902	—		671,902

Net property, plant and equipment	2,342,923	—		2,342,923
Goodwill and other intangible assets	139,988	—		139,988
Equity investments	105,813	—		105,813
Other assets	26,981	—		26,981

Total assets	$2,953,944	$281,500		$3,235,444

LIABILITIES, EQUITY AND PARTNERS’ CAPITAL
Current liabilities
Accounts and natural gas imbalance payables (2)	$85,992	$(27,477)	(h)	$58,515
Accrued ad valorem taxes	15,021	—		15,021
Income taxes payable	185	—		185
Accrued liabilities (3)	108,883	—		108,883
Dividend payable—Anadarko (4)	64,806	85,724	(d)	—
		(150,530)	(g)

Total current liabilities	274,887	(92,283)		182,604
Long-term debt—third parties	1,010,435	—		1,010,435
Deferred income taxes	446,045	(444,658)	(c)	1,387
Dividend payable—Anadarko (4)	11,245	(11,245)	(g)	—
Asset retirement obligations and other	69,722	—		69,722

Total long-term liabilities	1,537,447	(455,903)		1,081,544

Total liabilities	1,812,334	(548,186)		1,264,148
Equity and partners’ capital
Net investment by Anadarko	108,978	444,658	(c)	—
		(657,164)	(e)
		161,775	(f)
		(85,724)	(d)
		27,477	(h)
Common unitholders—public	—	300,000	(a)	281,500
		(18,500)	(b)
Common unitholders—Anadarko	—	657,164	(e)	657,164
Noncontrolling interests	1,032,632	—		1,032,632

Total equity and partners’ capital	1,141,610	829,686		1,971,296

Total liabilities, equity and partners’ capital	$2,953,944	$281,500		$3,235,444

(1)	Other current assets includes natural gas imbalance receivables from affiliates of $0.4 million.
(2)	Accounts and natural gas imbalance payables includes amounts payable to affiliates of $68.3 million.
(3)	Accrued liabilities includes amounts payable to affiliates of $19.0 million.
(4)	Associated with the Western Gas Holdings, LLC Equity Incentive Plan, as amended and restated.

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

WESTERN GAS EQUITY PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated financial statements are based on the historical consolidated financial statements of Western Gas Equity Partners, LP and present the impact of transactions to be effected at the closing of its initial public offering as if such transactions occurred on September 30, 2012, in the case of the pro forma condensed consolidated balance sheet and as of January 1, 2011, in the case of the pro forma condensed consolidated statements of income for the year ended December 31, 2011, and for the nine months ended September 30, 2012. Refer to the Introduction to these unaudited pro forma condensed consolidated financial statements for discussion regarding the conversion of WGR Holdings, LLC to Western Gas Equity Partners, LP.

Upon completion of this offering, Western Gas Equity Partners, LP anticipates incurring incremental general and administrative expenses of approximately $3.0 million per year as a result of becoming a publicly traded partnership, including expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; and registrar and transfer agent fees. The unaudited pro forma condensed consolidated financial statements do not reflect these incremental general and administrative expenses.

2. PRO FORMA ADJUSTMENTS

The following pro forma adjustments are included in the Western Gas Equity Partners, LP unaudited pro forma condensed consolidated financial statements:

a)	The assumed gross proceeds to Western Gas Equity Partners, LP for the sale of 15,000,000 common units at an assumed initial public price of $20.00 per common unit.

b)	The payment of underwriting discounts and structuring fee of an aggregate of $16.0 million, together with estimated offering expenses of $2.5 million, for a total of $18.5 million.

c)	The elimination of historical current and deferred income taxes as a result of the conversion of WGR Holdings, LLC to a limited partnership for tax purposes. Texas margin taxes have not been eliminated and will continue to be borne by Western Gas Equity Partners, LP subsequent to the closing of this offering.

d)	The increase in the value and immediate vesting of outstanding awards granted under the Western Gas Holdings, LLC Equity Incentive Plan, as amended and restated (the “Incentive Plan”).

e)	The conversion of adjusted net investment by Anadarko to partners’ capital of the limited partnership.

f)	The contribution from Anadarko of the cash payment to satisfy all outstanding awards under the Incentive Plan.

g)	The cash payment by WES GP to satisfy all outstanding awards under the Incentive Plan.

h)	The elimination of amounts payable to Anadarko related to compensation expense previously allocated to WES by Anadarko, pursuant to the WES omnibus and services and secondment agreements, for awards granted under the Incentive Plan.

“General Partner Interest” means the management and ownership interest, if any, of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction. The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values.

“Group” means a Person that, with or through any of its Affiliates or Associates, has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.13, is defined in Section 7.13(a).

“Hypothetical Available Cash” is defined in Section 6.4(a).

“Hypothetical Additional MLP Common Units” means a number of MLP Common Units equal to the excess of the number of MLP Common Units that the Partnership would have purchased pursuant to the Unit Purchase Agreement assuming the initial public offering price of the Initial Offering was $20.00 per Common Unit (and assuming the exercise, if any, of the Over-Allotment Option) over the number of MLP Common Units actually acquired pursuant to the Unit Purchase Agreement.

“Hypothetical Additional MLP General Partner Units” means a number of MLP General Partner Units equal to the excess of the number of MLP General Partner Units that the MLP General Partner would have purchased pursuant to the Unit Purchase Agreement assuming the initial public offering price of the Initial Offering was $20.00 per Common Unit (and assuming the exercise, if any, of the Over-Allotment Option) over the number of MLP General Partner Units actually acquired pursuant to the Unit Purchase Agreement.

“Hypothetical Additional MLP Units” means collectively the Hypothetical Additional MLP Common Units and the Hypothetical Additional MLP General Partner Units.

“Indemnified Persons” is defined in Section 7.13(d).

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, manager, partner, director, officer, fiduciary or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, member, manager, partner, fiduciary or trustee of another Person; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Distribution Rate” means $0.165 per Unit per Quarter (or with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter).

“Initial Limited Partners” means WGR (with respect to the Common Units received by it pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1 of this Agreement.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including any offer and sale of Common Units pursuant to the exercise of the Over-Allotment Option.

“Issue Price” means the price at which a Unit is purchased from the Partnership, net of any sales commission or underwriting discount charged to the Partnership.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as limited partner of the Partnership.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Merger Agreement” is defined in Section 14.1.

“Minimum Available Cash” is defined in Section 6.4(a).

“MLP” means Western Gas Partners, LP, a Delaware limited partnership, and any successor thereto.

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions.

In connection with the conversion of WGR Holdings, LLC into the Partnership under the Delaware Act, the General Partner was admitted as the General Partner of the Partnership, with a 0.0% non-economic General Partner Interest, and WGR was admitted as a Limited Partner of the Partnership, with a Limited Partner Interest equal to a 100% Percentage Interest. As of the Closing Date and effective with the admission of another Limited Partner to the Partnership, the Limited Partner Interest of WGR shall be redeemed in exchange for Common Units as set forth in Section 5.2(a).

Section 5.2 Contributions by and Issuances to the General Partner and its Affiliates.

(a) On the Closing Date: (i) the General Partner shall retain a 0.0% non-economic General Partner Interest in the Partnership, subject to all of the rights, privileges and duties of the General Partner under this Agreement, and (ii) the Partnership shall issue 193,531,973 Common Units to WGR.

(b) Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3 Contributions by and Issuances to Initial Limited Partners.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

(b) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter on the applicable Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

(c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 15,000,000; (ii) 3,460,740 Common Units, all or a portion of which are issuable upon the exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof; and (iii) the 193,531,973 Common Units issuable pursuant to Section 5.2 hereof.

Section 5.4 Interest and Withdrawal.

No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon liquidation of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall remain vested in the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and are enforceable against the converted entity by such creditors and obligees to the same extent as if the liabilities and obligations had originally been incurred or contracted by the converted entity;

(v) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership, or other rights or securities in the converted entity or cash as provided in the plan of conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 95% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by such system as is then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted for trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the

Western Gas Equity Partners, LP

First Amended and Restated Agreement of Limited Partnership

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